Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Black Point Seafood, LLC
48 Union Wharf
Portland, ME 04101
https://getmainelobster.com/

Up to $617,998.62 in Series Seed-2 Preferred Stock at $4.02
Minimum Target Amount: $14,998.62

Company:

> Company: Black Point Seafood, LLC
> Address: 48 Union Wharf, Portland, ME 04101
> State of Incorporation: ME
> Date Incorporated: September 02, 2016

Terms:

> Equity

Offering Minimum: $14,998.62 | 3,731 shares of Series Seed-2 Preferred Stock
Offering Maximum: $617,998.62 | 153,731 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $4.02
Minimum Investment Amount (per investor): $249.24

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

The holders of Series Seed-2 Preferred Stock have no voting rights. In addition, upon the conversion of any shares of Series Seed-2 Preferred Stock into Common Stock, the holder shall be deemed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

All current shareholders and/or VIPs in Get Maine Lobster, will receive 10% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders in the StartEngine Reservations Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk: Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares.

Blitz Perk: Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive Get Maine Lobster Beanie.

Tier 2 Perk: Invest $5,000+ and receive Lobster Roll Feast for 8 + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 4-pack Lobster Roll Kit Monthly for 1 year + 7% bonus shares.

Tier 4 Perk: Invest $25,000+ and receive Monthly Mega-Lobster Tail Box (1 year) + 10% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive Red Sox Game with Mark + 15% bonus shares. Get Maine Lobster will pay for hotel lodging and the investor is responsible for airfare.

Tier 6 Perk: Invest $100,000+ and receive BBQ Champion Tina Cannon and Mark Host Surf & Turf Soire + 20% bonus shares. Get Maine Lobster will pay for hotel lodging and the investor is responsible for airfare.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares/units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share/unit perks because they would be receiving a benefit from their IRA account.

<u>The 10% Venture Club Bonus</u>

Black Point Seafood, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of eries Seed-2 Preferred Stock at $4.02/ share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $402. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole shares.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Reservations Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Black Point Seafood, LLC d/b/a Get Maine Lobster, founded in 2010, has delivered over $82.9M worth of eco-conscious seafood directly to more than 500,000 customers across the U.S. Known for our premium quality and sustainability, we have collaborated with celebrity chefs like Geoffrey Zakarian and renowned restaurant groups such as Momofuku. Our mission is to bring the freshest Maine lobster and seafood to households nationwide, ensuring a memorable culinary experience with every order.

Business Model

Our business model revolves around direct-to-consumer (D2C) sales, leveraging an extensive online platform to deliver fresh seafood directly from Maine to customers across the United States. We offer one-time purchases, subscription boxes, and unique culinary experiences, supported by a robust marketing strategy that includes partnerships with industry giants, targeted advertising, and high engagement through email and social media. This model ensures consistent revenue streams and fosters a loyal customer base.

Intellectual Property

Get Maine Lobster has developed proprietary processes for sourcing, packaging, and shipping fresh seafood to maintain its quality and freshness. We hold trademarks for our brand and specific product names, ensuring our unique offerings are protected in the marketplace. Our intellectual property extends to our custom packaging solutions that preserve the integrity of our seafood during transit, setting us apart from competitors.

Competitors and Industry

Competitors

The fresh lobster delivery market is competitive, with key players including Maine Lobster Now, Lobster Anywhere, and Lobster Guy. Additionally, large grocery chains like Whole Foods and Costco offer similar products online. These competitors vary in size, reach, and product offerings, contributing to a dynamic and challenging market landscape. Our focus on premium quality, sustainability, and customer experience helps us stand out in this crowded field.

Industry

The U.S. seafood market is valued at over $11 billion annually. Despite a general decline in U.S. lobster sales, Get Maine Lobster has experienced growth, highlighting our strong market presence and the increasing demand for high-quality, sustainably sourced seafood. Our commitment to sustainability and premium products positions us favorably within this lucrative and expanding industry.

Current Stage and Roadmap

Current Stage

Get Maine Lobster is at a significant growth stage, having served over 500,000 customers and achieving $12.3 million in revenue in 2023. We boast a loyal customer base, with over 16,000 five-star reviews and strong engagement through our email and SMS subscribers. Recent achievements include being named the #1 lobster delivery company by Good Housekeeping and securing collaborations with high-profile partners like Geoffrey Zakarian and Momofuku.

Future Roadmap

Looking ahead, Get Maine Lobster aims to expand its direct-to-consumer reach through strategic partnerships and collaborations. We plan to enhance our product offerings and subscription services, targeting both individual consumers and B2B markets, such as food trucks, private clubs, and catering services. Our focus will be on innovation and sustainability, ensuring we continue to deliver exceptional quality seafood while minimizing our environmental impact. Future milestones include launching new marketing campaigns, exploring international markets, and developing new products to meet evolving consumer demands.

The Team

Managers

Name: Mark Murrell

Mark Murrell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Board Member
  Dates of Service: January, 2010 - Present
  Responsibilities: Mark is responsible for overseeing the company's overall strategic direction and ensuring effective management of all operational aspects. He receives an annual salary of $162,000 and owns 76% of the company's equity.

Name: John Peich

John Peich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: September, 2022 - Present
  Responsibilities: John oversees the daily operations of Get Maine Lobster, ensuring efficient processes and systems are in place to drive business growth and success. He collaborates closely with other leaders to execute strategic initiatives and optimize operational performance. He receives an annual salary of $115,000.

Other business experience in the past three years:

- Employer: Wicked Reports
  Title: Chief Operating Officer
  Dates of Service: April, 2019 - August, 2022
  Responsibilities: John oversaw the daily operations of Wicked Reports, ensuring efficient processes and systems are in place to drive business growth and success. He collaborated closely with other leaders to execute strategic initiatives and optimize operational performance.

Name: Dawn Reid

Dawn Reid's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Dawn steers Get Maine Lobster towards a sustainable future exercising due diligence, oversight and insights into business decisions. She does not receive compensation.

Name: Hoyt Harper II

Hoyt Harper II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Brand/Marketing Advisor, Board Member
  Dates of Service: February, 2018 - Present
  Responsibilities: Hoyt is a member of the Board of Directors, Brand and Marketing Advisor. He does not receive compensation.

Other business experience in the past three years:

- Employer: Stamford Health
  Title: Member of the Board of Directors
  Dates of Service: January, 2019 - January, 2023
  Responsibilities: Served as Vice Chair of the Quality and Clinical Affairs Committee; Finance Committee and Governance Committee.

Name: Nick Weiksner

Nick Weiksner's current primary role is with South Col. Nick Weiksner currently services Varies, as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part Time)
  Dates of Service: June, 2023 - Present
  Responsibilities: Nick serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: SellersFi
  Title: Chief Financial Officer
  Dates of Service: January, 2018 - June, 2023
  Responsibilities: Led the finance and strategy of a growing revenue based ecommerce lender.

Other business experience in the past three years:

- Employer: South Col
  Title: Chief Executive Officer
  Dates of Service: August, 2022 - Present
  Responsibilities: Nick leads the company's vision and mission.

Name: Tim Madigan

Tim Madigan's current primary role is with The Partnering Group. Tim Madigan currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Tim is a member of the Board of Directors and a long time advisor for the company. He does not receive compensation.

Other business experience in the past three years:

- Employer: The Partnering Group
  Title: Partner
  Dates of Service: February, 2020 - Present
  Responsibilities: Management Consultant

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide

more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
Our business relies heavily on the timely and efficient transportation of fresh lobsters from Maine to customers across the USA. Any disruption in our supply chain, such as severe weather conditions, transportation strikes, or delays at shipping hubs, could significantly impact our ability to deliver fresh products on time. This could lead to customer dissatisfaction, loss of sales, and potential damage to our brand reputation. Additionally, unforeseen regulatory changes or restrictions related to seafood harvesting and shipping could further complicate our operations and increase costs.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers. In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness, including allegations of food-borne illness, adverse health effects, nutritional content, allergens, personal injury or other concerns. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has no voting rights attached to them, and pursuant to the Operating Agreement, upon conversion into Common Stock the subscriber shall be deemed to have granted a voting proxy to vote their shares of Common Stock to the Company's Chief Executive Officer (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
The seafood delivery market, particularly for fresh lobster, is highly competitive with numerous companies vying for market share. Competitors may offer similar or superior products, more attractive pricing, or enhanced customer experiences, which could draw customers away from our services. Furthermore, established grocery chains and new market entrants with significant resources may increase competitive pressures. This intense competition may affect our ability to retain and grow our customer base, potentially impacting our revenue and profitability. Our success depends on our ability to differentiate our brand, maintain high product quality, and continuously innovate in our service offerings.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
The regulatory landscape governing the harvesting, processing, and delivery of lobster is complex and subject to change. Our operations must comply with a variety of federal, state, and local regulations, including those related to fishing quotas, environmental protections, food safety, and transportation standards. Any changes in these regulations, such as stricter environmental protections or new food safety standards, could increase our operational costs or restrict our ability to source and deliver lobsters. Non-compliance with these regulations could result in fines, legal action, or disruptions to our supply

chain, negatively impacting our business. Additionally, navigating the regulatory requirements in different states can be challenging and resource-intensive, posing a risk to our ability to maintain seamless operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Seasonal Variability and Supply Constraints

The availability of fresh lobsters is subject to significant seasonal variability and environmental conditions. Lobster harvesting is highly dependent on specific times of the year, and factors such as water temperature, weather conditions, and marine ecosystems can affect lobster populations and the ability to harvest them. During off-peak seasons or in the event of adverse environmental conditions, we may face supply constraints that limit our product availability. This can lead to increased costs for sourcing lobsters, potential delays in delivery, and the risk of not meeting customer demand. Maintaining a consistent supply of high-quality lobsters year-round is critical to our business, and any disruptions can adversely impact our revenue and customer satisfaction.

Market Condition Vulnerability

Our primary product, Maine lobster, is a commodity that is subject to significant price volatility due to market conditions that are beyond our control. These conditions include but are not limited to, changes in supply and demand, fluctuations in global and local economic conditions, changes in trade policies, and environmental factors affecting lobster populations. A significant portion of our revenue depends on the pricing of lobster, which can vary widely from season to season and year to year. An increase in lobster prices may adversely affect our profit margins if we are unable to pass these increased costs onto our customers. Conversely, a substantial decrease in lobster prices could decrease our revenue, even if demand remains constant. Such price volatility could have a material adverse effect on our financial condition and results of operations.

The Company will incur significant debt if there is no sale of the Company by November 2025.

Pursuant to the Operating Agreement, if a Deemed Liquidation Event is not completed by the dates set forth below, the Company has agreed to issue certain promissory notes to an advisor, which also holds all of the outstanding Incentive Units. Such Promissory Notes shall not accrue any interest and shall be due and payable upon a Deemed Liquidation Event, after all senior debt has been repaid, and prior to any distributions of the proceeds to the Members. If a Deemed Liquidation Event has not been completed in or about November 2025, the Company must issue such advisor a $500,000 Promissory Note. If a Deemed Liquidation Event has not been completed in or about September 2026, the Company must issue such advisor a second $500,000 Promissory Note.

We may become subject to complaints and litigation that could have an adverse effect on our business.

In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness, including allegations of food-borne illness, adverse health effects, nutritional content, allergens, personal injury or other concerns. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

The holder of our Incentive Units, has the right to approve certain limited liability company actions and its failure to approve such actions could have a material adverse impact on the Company.

In addition to various approval rights held by the Series Seed Preferred Stock as described under "The Company's Securities," the holder of our Incentive Units has the right to approve various corporate actions, including, but not limited to, the admission of new members, any merger or reorganization, the sale of substantially all of our assets, amendments to our Certificate of Formation, the acquisition or commencement of any new business, the incurrence of debt in excess of $20,000, and capital expenditures in excess of $100,000. The failure of such holder to approve any such proposed actions could be materially detrimental to the Company and have a material adverse effect.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Black Point Seafood Holdings, Inc. (owned 100% by Mark Murrell)	6,703,354	Unknown	66.59%
Black Point Seafood Holdings, Inc. (owned 100% by Mark Murrell)	6,703,354	Common Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 153,731 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,116,505 outstanding.

Voting Rights

One vote per share.

Material Rights

Incentive Units/Stock.

The total amount of common stock outstanding includes 1,102,968 incentive units, of which 995,079 are issued and outstanding. The issued and outstanding Incentive Units are all held by one Member, and entitle such Member to receive ten percent (10%) of the "Sale Proceeds" (as defined in the Operating Agreement) related to any sale of the Company, or which are received in connection with any "Deemed Liquidation Event" as defined in the Operating Agreement, to the extent such proceeds are in excess of $10,000,000 (the "Valuation Hurdle"), and if the Sale Proceeds exceed $15,000,000, such Member shall be entitled to a catch-up payment equal to the shortfall between the Sale Proceeds it receives pursuant to the Valuation Hurdle and ten percent (10%) of the total Sale Proceeds. The amounts owed to such holder of Incentive Units have priority over any payments that may be otherwise owed to the holders of Common Stock and Preferred Stock.

Interests of Members in the profits and losses of the Company and the right of Members to Distributions and allocations and a return of capital contributions and other amounts specified herein are evidenced by membership interests in the Company (referred to herein as "Stock").

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 950,789 outstanding.

Voting Rights

One vote for each share of Common Stock into which such shares are convertible. See more details below.

Material Rights

The Series Seed Preferred Units have one vote for each share of Common Stock into which such shares are convertible. In addition, as long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Company may not, either directly or indirectly do any of the following without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock (the "Requisite Holders"):

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in this Agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock, unless necessary to comply with the provisions hereof;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in this Agreement, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or make any Distributions;

(f) increase or decrease the number of directors of the Company; or

(g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required pursuant to the Operating Agreement.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

The Series Seed-2 Preferred Stock have no voting rights. Upon the conversion of the Series Seed-2 Preferred Stock into Common Stock, each Subscriber shall be deemed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

Even if you were to receive control of your voting rights upon a conversion of the Series Seed-2 Preferred Stock, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Marketing and inventory
  Date: July 09, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 116,505
  Use of proceeds: This was a conversion of convertible notes. Funds were received upon closing of the Convertible Note.
  Date: July 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $12.398M, a slight increase compared to fiscal year 2022 revenue of $12.1M.

The reason for the small increase was because we focused on contribution margin and launching new products. We are building a company foundation that can handle the expected growth in the next few years.

Cost of sales

Cost of sales in 2023 was $5.2M compared to costs of $4.96M in fiscal year 2022. The increase was driven primarily by the underlying protein price increase.

Expenses

Expenses in 2023 were $7.9M compared to $7.3M in 2022. This increase was primarily due to our investment in foundation building for future growth and alteration of our distribution to allow us the ability to more than double revenue.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are very focused on offering new products whose improved contribution margin should provide positive cash flow as we grow.

Past cash was primarily generated through sales. Our goal is to complete 2024 entirely cashflow postitive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of $206k in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We plan on using funds raised for growth initiatives to continue to support our expansion plans, rather than simply operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaignare not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current cash flow positive balance sheet. We believe that if we needed short term capital that our current capital partners would be willing to increase our access to capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current cash flow positive balance sheet. We believe that if we needed short term capital that our current capital partners would be willing to increase our access to capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. We are constantly looking at all avenues to optimize our financial structure including all capital sources.

Indebtedness

- Creditor: Small Business Administration
  Amount Owed: $1,621,800.00
  Interest Rate: 3.75%
  Maturity Date: December 31, 2053

- Creditor: SellersFunding
  Amount Owed: $750,000.00
  Interest Rate: 15.31%
  Maturity Date: May 14, 2026
  The Company entered into a loan agreement with SellersFunding amounting to $750,000 with a 24-month terms of Interest Only terms and a 12-month of Principal and Interest terms maturing on May 14, 2026. The interest rate is 10% plus SOFR.

Related Party Transactions

- Name of Person: Mark Murrell
  Relationship to Company: Shareholder, Officer, Director
  Nature / amount of interest in the transaction: Mark Murrell owns equity in the business and is an officer and director.
  Material Terms: As of the year ended December 31st, 2023, the Company had outstanding shareholders loans receivable of $363,990.

Valuation

Pre-Money Valuation: $40,470,521.88

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all shares of preferred stock are converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire units are exercised; and (iii) any units reserved for issuance under a plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.62 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,998.62, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  70.0%
  We plan to allocate 70% of the funds towards inventory. Currently, we utilize third-party logistics (3PL) to manage $1 million worth of product. This investment will help ensure we have adequate stock levels to meet increasing demand and support our growth objectives.

- Marketing
  24.5%
  The remaining 24.5% of the funds will be dedicated to marketing efforts aimed at enhancing customer acquisition and retention. This includes exploring new customer discovery methods such as click-through television and podcast advertising, celebrity endorsements, and comprehensive branding development. We will also invest in upgrading our packaging and implementing new website initiatives, including a premium membership portal. Additionally, a portion of these funds may be used to market the Regulation Crowdfunding campaign itself, contingent on its performance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getmainelobster.com/ (https://getmainelobster.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/getmainelobster

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Black Point Seafood, LLC

[See attached]



Black Point Seafood, LLC
(the "Company")
a Maine Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Black Point Seafood, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 24, 2024

BLACK POINT SEAFOOD, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	1,240,795	1,276,005
Accounts Receivable	286,203	386,669
Inventories	593,761	96,513
Shareholder Loans	363,990	146,947
Prepayments	77,253	41,429
Total Current Assets	2,562,002	1,947,563
Non-Current Assets:		
Furnitures, Machineries, & Equipment - net	43,162	23,285
Intangible Asset - net	-	-
Long-term Investment	605,000	330,000
Total Non-Current Assets	648,162	353,285
TOTAL ASSETS	3,210,164	2,300,848
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,415,353	794,916
Accrued Expenses	14,364	152,530
Credit Card and Overdraft Accounts	371,909	241,359
Deferred Revenue	724,322	504,554
Payroll Tax and Contributions Payable	1,019	806
Sales Tax Payable	219,368	124,069
Accrued Interest Payable	127,676	67,029
Total Current Liabilities	2,874,011	1,885,263
Non-Current Liabilities:		
Loans Payable	2,371,800	1,683,245
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	2,371,800	1,683,245
TOTAL LIABILITIES	5,245,811	3,568,508
EQUITY		
Contributed Capital	788,576	788,576
Distributed Capital	(435,711)	(435,462)
Retained Earnings	(2,388,513)	(1,620,775)
TOTAL EQUITY	(2,035,647)	(1,267,661)
TOTAL LIABILITIES AND EQUITY	3,210,164	2,300,848

BLACK POINT SEAFOOD, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Net Sales	12,398,166	12,117,927
Cost of Sales	5,209,595	4,959,376
Gross Profit	7,188,571	7,158,551
Operating Expenses		
Advertising and Marketing Expense	2,903,131	2,860,974
General and Administrative Expense	3,809,268	3,590,313
Payroll Expense	1,234,969	859,001
Total Operating Expenses	**7,947,367**	**7,310,288**
Total Loss from Operations	**(758,796)**	**(151,737)**
Other Income/(Expense)		
Interest Income	1,218	9,518
Dividend Income	4,035	0
Other Income	150,517	0
Interest Expense	(148,025)	(190,282)
Other Expense	0	0
Total Other Income/(Expense)	**7,745**	**(180,765)**
Loss Before Income Taxes, Depreciation, and Amortization	**(751,050)**	**(332,502)**
Depreciation Expense	16,688	248,027
Amortization Expense	0	0
Income Tax Expense	0	21,010
Net Income (Loss)	**(767,738)**	**(601,539)**

BLACK POINT SEAFOOD, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(767,738)	(601,539)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	100,466	(352,311)
Inventories	(497,248)	159,250
Prepayments	(35,824)	(41,429)
Accounts Payable	620,437	422,174
Accrued Expenses	(138,166)	149,530
Credit Card and Overdraft Accounts	130,550	(843,977)
Deferred Revenue	219,768	70,095
Payroll Tax and Contributions Payable	213	(5,569)
Sales Tax Payable	95,298	116,470
Depreciation Expense	16,688	248,027
Accrued Interest Payable	60,648	67,029
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	572,829	(10,711)
Net Cash provided by (used in) Operating Activities	(194,909)	(612,249)
INVESTING ACTIVITIES	-	-
Long-term Investment	(275,000)	(225,000)
Furnitures, Machineries, & Equipment	(36,564)	(19,561)
Net Cash provided by (used in) Investing Activities	(311,564)	(244,561)
FINANCING ACTIVITIES		
Shareholder Loans	(217,043)	3,500
Loans Payable	688,555	634,225
Capital	(249)	(27,163)
Prior Period Adjustment	-	28,272
Net Cash provided by (used in) Financing Activities	471,263	638,835
Cash at the beginning of period	1,276,005	1,268,982
Net Cash increase (decrease) for period	(35,211)	7,024
Cash at end of period	1,240,795	1,276,005

BLACK POINT SEAFOOD, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Member's	Retained Earnings	Total Member's
	Units	$ Amount	Drawings	(Deficit)	Equity
Beginning balance at 1/1/22	8,955,710	396,769	(16,492)	(1,047,508)	(667,231)
Contribution		391,807			391,807
Distribution	-		(418,970)		(418,970)
Prior Period Adjustment	-			28,272	28,272
Net income (loss)	-	-		(601,539)	(601,539)
Ending balance at 12/31/22	8,955,710	788,576	(435,462)	(1,620,775)	(1,267,661)
Incentive Stock	995,079			-	-
Distribution	-	-	(249)	-	(249)
Prior Period Adjustment	-	-		-	
Net income (loss)	-	-		(767,738)	(767,738)
Ending balance at 12/31/23	9,950,789	788,576	(435,711)	(2,388,513)	(2,035,647)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Black Point Seafood, LLC ("the Company") was formed on September 2, 2016 in the State of Maine as an online provider of Maine lobster and seafood. The Company generates revenue via selling and shipping lobster and seafood products direct to consumers. The Company's office is physically located at 48 Union Wharf in Portland, ME.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the past two years may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,276,005 and $1,240,795 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of products available for sale. Inventories are stated at the lower of cost or net realizable value utilizing weighted average cost method. The Company has Inventory costs of $96,513 and $593,761 as of December 31, 2022 and December 31, 2023, respectively.

Shareholder Loans

Shareholder loans represent loans extended to owners and shareholders. The Company has outstanding shareholders loans receivable of $363,990 as of December 31, 2023 and $146,947 as of December 31, 2022.

Prepayments

Prepayments consist of prepaid insurance, rent, and other miscellaneous expenses.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Furnitures & Equipment	7	2,778	(2,656)	-	122
Vehicles	5	165,891	(122,851)		43,040
Plant Equipment	5	284,420	(284,420)	-	-
Grand Total	**-**	**453,089**	**(409,927)**	**-**	**43,162**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), over Goodwill and Other costs. The Company, as of December 31, 2023, has a fully-amortized Intangible Asset - Goodwill, with an original cost of $180,000.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling and shipping lobster and seafood products direct to consumers through different channels - Shopify B2B site - wholesale, Amazon Seller Central and Shopify DTC site - ecommerce. The Company's payments are generally collected upon customers' placement of order. Product shipment is made within 1 - 3 days from order.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Deferred Revenue

Deferred Revenue consists of gift cards issued and payments already received from customers but delivery of goods/products is delayed.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of the year ended December 31st, 2023, the Company had outstanding shareholders loans receivable of $363,990.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has a pending case with the State of California - (Prop65). A product label or disclosure issue that happened in 2023. There is a high probability of settlement or payment of fine but the amount involved cannot be estimated yet as of reporting date.

The Company entered into a lease agreement with the proprietors of Union Wharf for a certain real estate located at #30 (Quonset Pad), #48, #50 Union Wharf. The contract is a 5-year rental agreement beginning January 01, 2020 to December 31, 2024.

Rental Dues 5 Years Subsequent to 2023:

Year Ending December 31,	Payment
2023	72,825
2024	72,825
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Small Business Administration - The Company has an outstanding loan of $1,621,800 as of December 31, 2023. The loan term is 30 years from the original note with an interest rate of 3.75% per annum.

SellersFi - The Company entered into a loan agreement with SellersFunding amounting to $750,000 with a 24-month terms of Interest Only terms and a 12-month of Principal and Interest terms maturing on May 14, 2026.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	$750,000
2027	-
2028	-
Thereafter	$1,621,800

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2023 is below.

Holder (Security)	Unit Equivalents	Diluted Ownership
Black Point Seafood Holdings, Inc. (Common Stock) aka Mark Murrell	6,703,354	67.37%
GPML & Company LLC (Common Stock) - ANGEL	1,193,678	12.00%
Investors (Series Seed Preferred Stock)	478,370	4.81%
SeedInvest (Series Seed Preferred Stock)	23,919	0.24%
GPML & Company LLC (Series Seed Preferred Stock) - ANGEL	448,500	4.51%
Incentive Pool (Unallocated)	1,102,968	11.08%
Total	9,950,789	100.00%

Classes of Member Units (herein referred to as Stock)

The Company is authorized to issue three classes or series of Stock to be designated "Common Stock," "Incentive Stock," and "Series Seed Preferred Stock." The total number of shares of Stock the Company is authorized to issue is 16,000,000, of which 13,500,000 shares are designated Common Stock (some of which may be issued as Incentive Stock), 2,500,000 of which are reserved for the conversion of the Series Seed Preferred Stock and 2,500,000 share are designated Series Seed Preferred Stock.

As of December 31, 2022 and December 31, 2023 8,955,710 and 9,950,789 common stock equivalents were issued and outstanding. No preferred stock equivalents were issued.

The Members holding each of these classes of Stock participate in Distributions, and are allocated profits and losses, as set forth herein, and have the other rights, privileges, preferences and restrictions set forth in this Agreement.

Dividends.

The Company must declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder.

Distributions.

All distributions of Available Cash, whether in connection with an Actual Liquidation Event, a Deemed Liquidation Event or otherwise, must be made in such amounts and at such times as the Board of Directors may determine, in the order of priority.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 24, 2024, the date these financial statements were available to be issued.

On February 23, 2024, the Company entered into a Lease agreement with Union Wharf, LLC. The leased premises are deemed to contain 1,500 square feet. The leased premises are located at 48 Union Wharf, Portland, ME 04101. 2nd floor, northeast end of the building together with the right to use, in common, with others entitled thereto, the hallways and stairways necessary for access to said leased premises, and lavatories nearest thereto.

The term of this lease shall be for three (3) years, unless sooner terminated, commencing on 4/1/2024 (the "Commencement Date") and ending on 3/31/2027.

	Lease Year	Annual Base Rent	Monthly Base Rent
1	4/1/2024 - 3/31/2025	$28,080.00	$2,340.00
2	4/1/2025 – 3/31/2026	$29,203.20	$2,433.60
3	4/1/2026 – 3/31/2027	$30,371.33	$2,530.94

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





Get Maine Lobster by Black Point Seafood is not live or open to the public at this moment.

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GET A PIECE OF GET MAINE LOBSTER BY BLACK POINT SEAFOOD

The Freshest Catch Delivered

Get Maine Lobster has a lifetime revenue of over $82.9M, delivering eco-conscious seafood directly to 500K+ consumers across the U.S. Notable current collaborations with celebrity chef Geoffrey Zakarian and established restaurant group, Momofuku.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GET MAINE
LOBSTER
DOCK 2 DOORSTEP
EXPERIENCES

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$4.02 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$249.24	$40.47M

REASONS TO INVEST

- Get Maine Lobster boasts a loyal customer base with over $82.9M in lifetime revenue, $12.3M in 2023 revenue, over 16K 5-star reviews, & collaborations with Geoffrey Zakarian and Momofuku, & previously with MasterCard.
- We are targeting the U.S. seafood market, valued at over $11B annually, with a specific focus on the lobster retail market, estimated to be worth approximately $367M.
- Get Maine Lobster caters to eco-conscious consumers by delivering premium seafood with minimal environmental impact and partnering with like-minded Marine harvesters,

TEAM





Mark Murrell • Founder, CEO, Board Member

Mark Murrell founded GetMaineLobster.com in 2010 to deliver fresh Maine seafood nationwide. Expanding through strategic acquisitions and customer-focused strategies, he's served over 300K customers and is a recognized online business expert.





John Peich • Chief Operating Officer

Operational excellence requires a dynamic combination of improvement techniques, balanced KPIs, change management, governance, and managing performance against financial and operational targets to deliver P&L impacting business results. ...

Read More



Hoyt Harper II • Brand/Marketing Advisor, Board Member

40 years of Travel, Hospitality and Premium Leisure Lifestyle experience. Investor/Advisory in the Food Service industry. 25 years with Starwood Hotels & Resorts





serving as Global Brand Leader for The Luxury Collection, Global Brand Leader for ...
Read More

Show More

THE PITCH

The Freshest Catch, Delivered

Get Maine Lobster brings the bounty of the Maine coast directly to your doorstep. As named the #1 direct-to-consumer lobster delivery company in the U.S. by Good Housekeeping, we're dedicated to delivering exceptional quality and service. From our succulent deep-water lobsters to our sweet diver scallops and wild-caught swordfish, we ship premium seafood straight from the icy waters of Portland, Maine.



WHY GET MAINE LOBSTER?
Highest Quality Seafood
Delivered Dock to Doorstep
Robust Sustainability Practices
Convenience & Elevated Experience
Loved by the Media & Our Customers

We're committed to environmental preservation through our robust sustainability practices that prioritize conserving marine life and the ecosystem. That's why we source our premium seafood from responsible Maine harvesters who share our commitment to environmental sustainability.

But Get Maine Lobster goes beyond just delivery, we aim to create unforgettable seafood experiences through innovating and elevating the customer experience. We offer unique seafood selections, creative recipe inspiration, and how-to videos to transform any gathering into a memorable culinary experience.

THE MARKET & OUR TRACTION

Navigating Success with Notable Traction

The U.S. is one of the largest seafood markets in the world, annually producing approximately $11 billion worth of safe, sustainable, and wholesome seafood.[1] Despite a general 11% decline in U.S. lobster sales in 2023, Get Maine Lobster experienced an 8% increase in its sales. We're focused on the lobster retail market, which has an estimated value of around $367 million. As one of the top lobster delivery companies **recognized by Good Housekeeping**, and **bolstered by successful collaborations with culinary experts like Geoffrey Zakarian and the renowned restaurant group Momofuku**, along with **over 16,000 5-star customer reviews**, Get Maine Lobster is eager to continue its expansion and deliver even more fresh seafood across the U.S.



500K
PEOPLE SERVED

1.2M
CUSTOMER PROFILES

$12M
2022

$12M
2023

NAMED #1
LOBSTER DELIVERY
COMPANY BY GOOD
HOUSKEEPING & TKTKTK

16K+
5-STAR RATINGS

$82.9M
LIFETIME REVENUE

COLLABS
WITH GEOFFREY
ZAKARIAN & MOMOFUKU

Proven Traction & Exciting Growth

- Served over 500,000 happy customers
- **Lifetime gross revenue of $82.9 million**
- Secured $260,000 in seed funding through Reg CF via SeedInvest in 2018
- A loyal customer base with 16,000+ 5-star ratings
- **Crowned the #1 direct-to-consumer lobster delivery company in the U.S. by Good Housekeeping**
- Notable collaborations with **culinary star Geoffrey Zakarian** and **established culinary brand Momofuku**
- Previous and current partnerships with industry giants like WW, WHOLE30, Perry's Steakhouse & Grille, Mastercard, Arctic, and more.

 **Simply** RECIPES
BEST LOBSTER DELIVERY SERVICES

TODAY
MAINE RESPONDS TO CLIMATE CHANGE WITH LOBSTER FISHING STANDARDS

 **yahoo!finance**
"WE GREW ABOUT 600% IN 2020": GET MAINE LOBSTER CEO & FOUNDER MARK MURRELL

Robb Report
THE 9 BEST PLACES TO ORDER A DECADENT LOBSTER FEAST FOR THE HOLIDAYS

FOOD&WINE
THIS LOBSTER KIT COSTS $1000 (WITH SOME ASSEMBLY REQUIRED)

Strong Brand & Loyal Community

- 3.3 million unique website visitors over the last 12 months
- 611,000 engaged email subscribers
- 35% customer return rate
- Over 8 billion media impressions since 2020
- $200 average order value, demonstrating our premium product appeal

THE OPPORTUNITY

Culinary Seafood Adventures From Coast to Table

At Get Maine Lobster, we believe in celebrating the diverse bounty of Maine's storied seafaring heritage. That's why we create modern culinary adventures that bring the allure of the ocean right to your door. We know that the freshest seafood deserves to be much more than a meal, it should be an experience. We're passionate about creating memorable gatherings with exceptional food. Think families, friend groups, and anyone who loves to host.



GET MAINE LOBSTER: SUBSCRIPTION BOXES

SUSTAINABLE SEAFOOD, DELIVERED



1. Subscribe to a GML Box

2. Sit back and get your taste buds ready for your feast

3. Your selected subscription will be delivered right to your doorstep every month for 3 months

AS A SUBSCRIBER, YOU GET WICKED COOL BENEFITS BEYOND THE BOX, INCLUDING:

1. Access to private sales & limited-edition culinary experiences
2. Exclusive recipes & virtual cooking demonstrations
3. First dibs on our best promotions & surprise perks!



From meaty, deep-water Maine lobsters to sweet diver scallops and wild-caught swordfish, we ship them all with the tools of the trade and personal touches that turn eating into an event. Our sustainably sourced Maine lobster and premium seasonal selections provide an unrivaled culinary experience you'll look forward to each month. Our subscription boxes include lobster in its various delicious forms that are expertly flash-frozen; arriving ready to thaw, prep, and enjoy.

Plus, according to the 2023 NeilsenIQ Consumer Report, 37% of consumers are spending less on "Out of Home" dining and eating, with 42% of consumers spending more on grocery and household items. That's where Get Maine Lobster comes in.

Sustainable From Sea to Table

We cater to the eco-conscious consumer, which is why we prioritize eco-friendly practices throughout our supply chain. We source our lobsters from a fishery renowned for its commitment to sustainability. Here's how Maine's lobster fishery sets the standard:


DOCK TO DOORSTEP
THE MAINE LOBSTER COUNCIL ENSURES THE HEALTH OF THE LOBSTER RESOURCE, INCLUDING:
• Tail Notching
(To identify and protect egg-bearing female lobsters from harvest)
• Minimum Size Limit
• Maximum Size Limit
• Apprentice Program
• Trap Limits
• Harvest Method

- **Generations of Conservation** – For over a century, Maine lobstermen have employed practices like returning egg-bearing females and using size limits to protect both young and breeding stock.
- **Minimal Environmental Impact** – Unlike some methods, Maine lobsters are harvested trap-by-trap, minimizing disruption to the seabed. Biodegradable trap components further reduce environmental footprint.
- **Focus on the Future** – Apprenticeship programs ensure new generations of lobstermen understand and adhere to sustainable practices.

By partnering with these responsible harvesters, Get Maine Lobster delivers what we believe to be the freshest, most delicious seafood while safeguarding the future of the Maine lobster industry and its surrounding ecosystem.

WHY INVEST

Redefining Premium Seafood For A Sustainable Future


THE FRESHEST



At Get Maine Lobster, we want to redefine the way people enjoy premium seafood, with a focus on sustainability, convenience, and creating unforgettable experiences. With **strong partnerships**, **over $82 million in lifetime revenue**, and **a booming $11 billion seafood industry**, we want to continue serving our 500,000 happy customers and expand to deliver more delicious and sustainable seafood across the country.

In Q4, we plan to deploy our ready-to-heat gourmet products, perfectly tailored for smaller households. This exciting launch aligns with the rapidly growing trend in the grocery market for convenient, delicious, and high-quality meals.

Join Get Maine Lobster and help us continue to thrive and redefine the way people enjoy premium seafood.

Invest in Freshness, invest in Get Maine Lobster.

ABOUT

HEADQUARTERS
48 Union Wharf
Portland, ME 04101

WEBSITE
View Site

Get Maine Lobster has a lifetime revenue of over $82.9M, delivering eco-conscious seafood directly to 500K+ consumers across the U.S. Notable current collaborations with celebrity chef Geoffrey Zakarian and established restaurant group, Momofuku.

TERMS
Get Maine Lobster by Black Point Seafood

Overview

PRICE PER SHARE
$4.02

VALUATION
$40.47M

DEADLINE ⓘ
Sep. 26, 2024 at 2:59 AM EDT

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$249.24

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,998.62

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,731

SHARES OFFERED
Series Seed-2 Preferred Stock

MAX NUMBER OF SHARES OFFERED
153,731

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

The holders of Series Seed-2 Preferred Stock have no voting rights. In addition, upon the conversion of any shares of Series Seed-2 Preferred Stock into Common Stock, the holder shall be deemed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

All current shareholders and/or VIPs in Get Maine Lobster, will receive 10% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders in the StartEngine Reservations Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk: Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares.

Blitz Perk: Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive Get Maine Lobster Beanie.

Tier 2 Perk: Invest $5,000+ and receive Lobster Roll Feast for 8 + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 4-pack Lobster Roll Kit Monthly for 1 year + 7% bonus shares.

Tier 4 Perk: Invest $25,000+ and receive Monthly Mega-Lobster Tail Box (1 year) + 10% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive Red Sox Game with Mark + 15% bonus shares. Get Maine Lobster will pay for hotel lodging and the investor is responsible for airfare.

Tier 6 Perk: Invest $100,000+ and receive BBQ Champion Tina Cannon and Mark Host Surf & Turf Soire + 20% bonus shares. Get Maine Lobster will pay for hotel lodging and the investor is responsible for airfare.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares/units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share/unit perks because they would be receiving a benefit from their IRA account.

The 10% Venture Club Bonus

Black Point Seafood, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of eries Seed-2 Preferred Stock at $4.02/ share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $402. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole shares.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Reservations Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS



food world news

Is Momofuku's Make-At-Home Sichuan Chili Butter Lobster Tail Summer's Biggest Splash?

View Article

Yahoo!

Momofuku's Sichuan Chili Butter Lobster Tail Collab Is Just In Time For Summer

View Article

FoodSided

Get Maine Lobster and Momofuku Elevate Classic Lobster Dishes

View Article

Good Housekeeping

9 Best Seafood Delivery Services For the Freshest Catch

View Article

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California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[On Screen Text]:

Get Maine Lobster had a record year in 2020 that changed the company.

And since then, we're kept our revenue stable for the past four years!

[Mark Murrell]:

"I'm Mark Murrell, Founder and CEO of Get Maine Lobster. I started Get Maine Lobster when I was living in Chicago, Illinois and I couldn't find that beautiful Maine lobster with that premium quality that I was used to growing up.

So I decided to launch an online store where anyone in the entire United States could actually have lobster shipped from the dock right to their doorstep.

Our distinction is our obsession with the customer experience. We're thoughtful about the first click all the way to the last dish. Our desire is that everyone has an unforgettable moment around the dinner table with Maine lobster."

[On Screen Text]:

Sustainably sourced

Wild caught

Direct from the dock to yoru doorstep

Over 3.3 billion media impressions and 6.8 million social impressions

working with 52 influencers and top chefs

We partnered with brands like RTIC, Seabags Maine, Mastercard Priceless Experience

Learn to cook lobster three ways with Chef Fabio Viviani and Get Maine Lobster

More people are ordering lobster than ever before

Get Maine Lobster grew over 600% in 2020 compared to 2019, increased website traffic by 652% and welcomed 36,000 new customers

[Mark Murrell]:

"I'd like to invite you to join the Get Maine Lobster movement, because Maine Lobster is an experience worth sharing."

Get Maine Lobster

Dock 2 Doorstep

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



BLACK POINT SEAFOOD, LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF JUNE __, 2024

Table of Contents

THE SHARES OF BLACK POINT SEAFOOD, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT AND THE APPLICABLE STATE SECURITIES LAWS, OR THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL (WHICH COUNSEL AND OPINION IS SATISFACTORY TO THE COMPANY'S COUNSEL) THAT REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

THE SHARES OF THE COMPANY ARE SUBJECT TO THE RESTRICTIONS AND PROVISIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AND MAY ONLY BE DISPOSED OF OR ENCUMBERED IN COMPLIANCE WITH THIS LIMITED LIABILITY COMPANY AGREEMENT.

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Third Amended and Restated Limited Liability Company Agreement ("Agreement") among Black Point Seafood, LLC d/b/a Get Maine Lobster, a limited liability company organized and existing under the laws of the State of Maine (the "Company"), and those persons now or hereafter admitted as members by executing a counterpart or joinder to this Agreement, takes effect as of June ___, 2024 (the "Effective Date", being the last date on which this Agreement has been signed by all the parties listed on the signature page hereto).

BACKGROUND:

A. The Members have formed the Company to market, distribute and sell on-line direct-to-consumer fresh Maine lobster and seafood.

B. The Members desire to have no liability to third parties to the fullest extent provided under the Maine Limited Liability Company Act (the "LLC Act").

C. The Members desire that the Company be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the "Code").

D. The Members set forth their mutual understandings and agreements regarding the operations of the Company and certain other matters in a Second Amended and Restated Limited Liability Company Agreement (the "Original Amended Agreement").

E. The Members wish to enter into this Agreement to amend and restate the Original Amended Agreement to, among other things, reflect the authorization of Series Seed-2 Preferred Stock.

AGREEMENTS:

The Parties therefore agree as follows:

1. Definitions and Interpretative Guidelines.

All words with initial capitals are defined in Exhibit 1, which Exhibit also sets forth some interpretative guidelines.

2. Formation of Company.

2.1 Organization.

The Company is a Maine limited liability company which was formed on September 2, 2016.

2.2 Name.

The name of the Company is Black Point Seafood, LLC d/b/a Get Maine Lobster. From time to time, the Board of Directors may, in its discretion and in compliance with applicable laws, change the name of the Company. From time to time, the Board of Directors may, in its discretion, adopt such trade or fictitious names as it may deem appropriate for the conduct of the Company's business. The Board of Directors must cause the proper

officers of the Company to file and publish any fictitious business name statements and must effect other similar filings as are required by applicable laws or as such officers consider appropriate or advisable.

2.3   Principal Place of Business.
The principal place of business of the Company is 48 Union Wharf, Portland, ME 04101. From time to time, the Board of Directors may, in its discretion, change the Company's principal place of business.

2.4   Registered Office and Agent.
The Company's registered office is 135 Main St., Suite A174, Brunswick, ME 04011 and the name of its registered agent is Joshua E. Spooner, Esq. The registered office or registered agent may be changed from time to time by such means as are permitted under the LLC Act.

2.5   Term.
The term of the Company commenced on September 2, 2016, the date the Company's Certificate of Formation, was filed with the Secretary of the State of Maine, and continues thereafter in perpetuity, unless and until terminated in accordance with the provisions of this Agreement.

2.6   Purpose.
The purpose of the Company is to market, distribute and sell on-line direct-to-consumer fresh Maine lobster and seafood and to engage in such other businesses as the Company may decide from time to time pursuant to the terms of this Agreement.

2.7   Qualification in other Jurisdictions.
The officers of the Company must cause the Company to be qualified or registered under applicable laws of any jurisdiction in which the Company transacts business and is authorized to execute, deliver and file any certificates and documents necessary to effect such qualification or registration, including without limitation, the appointment of agents for service of process in such jurisdictions.

2.8   Taxation as Partnership.
The Company has been formed so as to qualify and will be treated as a partnership for federal income tax purposes and the Members agree not to take any action inconsistent with the Company's classification as a partnership for federal income tax purposes. Nothing in this Agreement is intended to cause the Company to be taxed as a "C" corporation. All Members expressly disclaim any intent to be taxed as anything other than a partnership. The Members intend that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code, 11 U.S.C. §101, et seq. The classification of the Company as a partnership applies only for federal and, as applicable, state and local, income tax purposes, and its characterization as such, solely for tax purposes, does not create or imply a general partnership or mutual agency between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the LLC Act.

2.9   Adoption of Limited Liability Company Agreement.
The Parties adopt this Agreement as the limited liability company agreement of the Company within the meaning of the LLC Act. All Members admitted subsequently must adopt this Agreement as a condition of admission.

2.10   "Default Rules" Overridden.
The Members intend that this Agreement will govern the relationship among them as members of the Company, and, except to the extent a provision of this Agreement, expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the LLC Act, this Agreement governs, even when inconsistent with, or different than, the provisions of the LLC Act or any other law. Except as otherwise provided in this Agreement or by applicable law, the business and internal affairs of the Company must be governed in accordance with the LLC Act. To the extent that this Agreement contains a provision contrary to a provision of the LLC Act that permits its being overridden by a written limited liability company agreement, the provisions of this Agreement must govern over the contrary provision of the LLC Act whether or not specific reference is made to the overridden provision of the LLC Act.

3.   Rights and Obligations of Members.

3.1   Limitation on Liability.
Each Member's liability is limited as set forth in this Agreement, the LLC Act and any other applicable laws.

3.2   No Liability for Company Obligations.
No Member has any personal liability for any debts or losses of the Company beyond such Member's Capital Contributions.

3.3   List of Members.
Upon the written request of any Member, the Company must provide a list showing the names and addresses of all Members, the shares of Stock owned by each of them, and any other information required to be provided to Members by the LLC Act.

3.4   Priority and Return of Capital.
Except as specifically provided in this Agreement, no Member has priority over any other Member, either as to the return of Capital Contributions or as to net income, net loss or distributions. This Section does not apply to any loan (as distinguished from a Capital Contribution) that a Member makes to the Company.

3.5   Members Are Not Agents.
The Company will be managed as set forth in Sections 8.3, 11, 12, 13 and 14 and no Member has any right or power to participate in the management of the Company except as expressly authorized by this Agreement and except as expressly required by the LLC Act. Accordingly, no Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company.

3.6   Other Activities of Members and Conflicts of Interest.
Except as otherwise provided in this Agreement, the Members and their respective Affiliates may engage in or possess an interest in other business ventures of every nature and description for their own account, independently and with others, whether or not such other enterprises are in competition with any activities of the Company; and neither the Company or the Members have any rights by virtue of this Agreement in and to such independent ventures or to the income or profits derived from them.

3.7   Title to Assets.
Title to all assets acquired by the Company will be held in the name of the Company. No Member will individually have any ownership interest or rights in the assets of the Company, except indirectly by virtue of that Member's ownership of Capital Stock. No Member has any right to seek or obtain a partition of the assets of the Company, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

4.   Stock and Certificates.

Interests of Members in the profits and losses of the Company and the right of Members to Distributions and allocations and a return of capital contributions and other amounts specified herein are evidenced by membership interests in the Company (referred to herein as "Stock").

4.1   Classes of Stock.
The Company is authorized to issue four classes or series of Stock to be designated "Common Stock," "Incentive Stock," "Series Seed Preferred Stock," and "Series Seed-2 Preferred Stock." The total number of shares of Stock the Company is authorized to issue is 16,000,000, of which (i) 11,000,000 shares are designated Common Stock (some of which may be issued as Incentive Stock), and 2,000,000 of which are reserved for the conversion of the Preferred Stock, (ii) 1,000,000 shares are designated Series Seed Preferred Stock, and (iii) 1,000,000 shares are designated Series Seed-2 Preferred Stock. It is not necessary that all authorized shares of Stock be issued or outstanding. The Members holding each of these classes of Stock participate in Distributions, and are allocated profits and losses, as set forth herein, and have the other rights, privileges, preferences and restrictions set forth in this Agreement.

4.2   Certificates.

(a)   The Board of Directors, in its sole discretion, may, but is not required to, issue certificates to the Members representing the Shares held by the Member.

(b)   If the Board of Directors issues certificates representing shares of Stock in accordance with Section 4.2(a), then in addition to any other legend required by applicable law, all certificates representing issued and outstanding shares of Stock must bear a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE LIMITED LIABILITY COMPANY AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

5. Capitalization.

5.1 Existing Capital Contributions.
The Company registry sets forth with respect to each Member the number of shares of Stock subscribed to, the subscription price and the date of subscription.

5.2 Additional Capital Contributions.
The Company can raise additional equity capital only in connection with the issue of additional shares of Stock.

5.3 Additional Members.
Any Member admitted to the Company after the Effective Date will be issued the number and kind of shares of Stock determined by the Company from time to time against payment of the subscription price likewise determined by the Company when admitting that Member.

5.4 Interest on and Return of Capital.
No Member is entitled to any interest on such Member's Capital Contribution and, except as otherwise provided in Section 21.2, no Member has the right to demand or to receive the return of all or any part of such Member's Capital Contribution.

5.5 Representations and Warranties of Members.
Each Member warrants and represents to, and agrees with, the other Members and the Company, to the following representations and warranties, which are in addition to any other representations and warranties set forth in any subscription or other agreement entered into between the Company and such Member:

(a)   The Member acknowledges that the Stock is not being registered under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the statutory exemption found in Sections 3(b) and 4(2) thereof, and regulations promulgated thereunder, relating to transactions not involving a public offering. The Member also understands that the Stock is not being registered under applicable United States state securities law, but are being issued and sold in reliance on exemptions from registration set forth therein. The Member further acknowledges that the Company's reliance on such statutory exemptions is based in part on the representations made by the Member in this Agreement.

(b)   The Member is acquiring such Member's shares of Stock with the intent of holding them for investment for such Member's own account and without the intent of, or a view to, participating directly or indirectly in any distribution or resale of those shares, and the Member does not intend to divide such Member's participation with others, or to resell, assign, or otherwise dispose of all or any portion of such Member's shares.

(c)   The Member acknowledges and agrees that: (i) the provisions of Rule 144 promulgated under the Securities Act are not presently available for the resale of such Member's shares of Stock and that he has no contract right for the registration under the Securities Act of those shares for public sale; and (ii) he must bear the economic risk of an investment in the shares for an indefinite period of time because the shares have not been registered under the Securities Act nor under any applicable United States state securities laws, and, therefore, cannot be sold unless it is subsequently registered under the Securities Act and under applicable United States state securities laws or an exemption from such registration is available. The Member further acknowledges and agrees that he cannot and will not sell or otherwise transfer such Member's shares of Stock except in a transaction that is exempt under the Securities Act and all applicable United States state securities laws, or pursuant to an effective registration under such laws or in a transaction which is otherwise in compliance with the Securities Act and such laws.

(d)   The Member has not relied upon the Company with respect to making any evaluation of the income tax consequences of such Member's investment in such Member's shares of Stock.

(e)   The Member has had an opportunity to ask questions of the appropriate representatives of the Company concerning all matters relating to the Company and has received answers to such inquiries and has obtained all additional information concerning the Company and its business that he has requested.

(f)   The Member acknowledges that prior to such Member's execution of this Agreement he received a copy of it and that he has examined it or caused it to be examined by such Member's representative or attorney. The Member acknowledges that he has such knowledge and expertise in business, financial, and tax matters sufficient for him to evaluate the merits and risks associated with the investment in such Member's shares of Stock and to make an informed investment decision with respect thereto.

(g)   This Agreement is and will remain the Member's valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency, or other similar laws generally affecting the enforcement of creditors' rights).

(h)   The Member will not take a position on such Member's individual federal income tax return, on any claim for refund, or in any administrative or legal proceedings that is inconsistent with the provisions of this Agreement without obtaining the prior written consent of the Company.

6.   Common Stock.

The Common Stock is entitled to Distributions in accordance with the provisions of Section 10 and has the right to vote on all matters on which the Members are entitled to vote pursuant to the LLC Act or this Agreement. Each holder of outstanding shares of Common Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock held by such holder.

7.   Incentive Stock.

7.1   Authorization. The Company is authorized to issue Incentive Stock to directors, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "Service Providers"). The Board of Directors is authorized to adopt a written plan pursuant to which all Incentive Stock will be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "Incentive Plan"). In connection with the adoption of the Incentive Plan and issuance of Incentive Stock, the Board of Directors is authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Stock (such agreements, "Award Agreements"). Each Award Agreement must include such terms, conditions, rights and obligations as may be determined by the Board of Directors, in its sole discretion, consistent with the terms herein. Unless otherwise set forth in the Award Agreement, each holder of outstanding shares of Incentive Stock is entitled to cast the number of votes equal to the number of whole shares of such Incentive Stock and whenever the holders of Common Stock and Series Seed Preferred Stock vote separately, the holders of Incentive Stock vote together with the holders of the Common Stock. Unless otherwise set forth in the Award Agreement, with the exception of the Incentive Stock Liquidation capital, whenever rights are granted holders of Common Stock under this Agreement, those rights are deemed to include the holders of Incentive Stock.

7.2   Vesting. The Board must establish such vesting criteria for the shares of Incentive Stock as it determines in its discretion and must include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Stock.

7.3   *Incentive Stock Liquidation Hurdle.* In each Award Agreement that the Company enters into with a Service Provider for the issuance of shares of Incentive Stock, the Board of Directors must include an appropriate Incentive Stock Liquidation Hurdle for the shares of Incentive Stock.

7.4   *"Profits Interest" Characterization.* The Company and each Member acknowledge and agree that, with respect to any Service Provider, such Service Provider's shares of Incentive Stock constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and that all shares of Incentive Stock received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company or Company Subsidiary in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Stock agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Stock may perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental authority that supplements or supersedes the foregoing Revenue Procedures.

7.5   *Tax Treatment.* The Incentive Stock will receive the following tax treatment:

(a)   The Company and each Service Provider who receives shares of Incentive Stock must treat the Service Provider as the owner of all the shares of Incentive Stock from the date of their receipt as if they were fully vested, and the Service Provider receiving shares of Incentive Stock must take into account such Service Provider's distributive share of Net Profits, Net Loss, income, gain, loss and deduction associated with the shares of Incentive Stock in computing the Service Provider's income tax liability for the entire period during which such Service Provider holds the shares of Incentive Stock.

(b)   Each Service Provider who receives shares of Incentive Stock must make a timely and effective election under Code Section 83(b) with respect to those shares and must promptly provide a copy to the Company. Except as otherwise determined by the Board of Directors, both the Company and all Members must (A) treat the shares of Incentive Stock as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to those shares and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members may deduct any amount (as wages, compensation or otherwise) with respect to the receipt of shares of Incentive Stock for federal income tax purposes.

(c)   In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(I) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any shares of Incentive Stock issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the shares of Incentive Stock as of the date of issuance of those shares. If the Company makes a safe harbor election as described in the preceding sentence, each Member agrees to comply with all safe harbor requirements with respect to Transfers of shares of Incentive Stock while the safe harbor election remains effective.

7.6   *Issuance of Incentive Units to South Col.* The Members hereby acknowledge that the Company has issued Incentive Stock to South Col pursuant to an Award Agreement, in return for certain services to be provided by South Col, which will entitle South Col to receive ten percent (10%) of the Sale Proceeds (as defined herein) in excess of $10,000,000 (the "Valuation Hurdle"). For the purposes of this Section, "Sale Proceeds" shall mean the total proceeds, including closing proceeds, any earnout payments and other post-closing proceeds and any non-cash proceeds (or the cash equivalents thereof), received by the Company from any Deemed Liquidation Event (as defined in Section 8.2.3.1 herein), net of any closing fees and expenses associated with the sale and secured debt which is being paid off at the closing (the "Secured Debt"). The Profit Interest shall only be applicable to Sale Proceeds that exceed the Valuation Hurdle. In the event that the Sale Proceeds exceed $15,000,000 (the "Catch-up Hurdle"), South Col shall be entitled to a catch-up payment equal to the shortfall between the Sale Proceeds it receives pursuant to the Valuation Hurdle and ten percent (10%) of the total Sale Proceeds. Notwithstanding the foregoing, if the Company achieves a positive net income in all of the following quarters: Quarter 2, Quarter 3 and Quarter 4 of the 2023 calendar year; then the Valuation Hurdle will thereafter be increased to $15,000,000 (but, for the avoidance of doubt, the Catch-Up Hurdle shall remain the same). The amounts owed to South Col in accordance with this Section 7.6 shall have priority over any payments that may be otherwise owed to the holders of Common Stock and Preferred Stock.

7.7   *Payments to South Col for Failure to Complete Timely Deemed Liquidation Event.*

It is the intention of the Members that a Deemed Liquidation Event be completed within eighteen (18) to twenty-four (24) months after the Effective Date. The Members agree to work together and cooperate in good faith to effectuate a Deemed Liquidation Event sooner if the Company's performance and/or market conditions create a favorable potential outcome. The Company shall owe the following payment(s) to South Col if a Deemed Liquidation Event is not completed in a timely manner (unless such event is not completed due to South Col's failure to perform its obligations set forth in the Term Sheet previously entered into between South Col & Get Maine Lobster, or any other agreement between South Col or any of its affiliates and the Company):

a. If a Deemed Liquidation Event has not been completed within thirty (30) months after the Effective Date, then the Company will owe South Col a payment equal to five percent (5%) of the applicable Valuation Hurdle determined in accordance with Section 7.6, which payment shall be made via the delivery by the Company of a promissory note to SouthCol (the "30-Month Note"), which shall be subordinated to all Secured Debt and which will earn interest at the lower rate of: (i) 0% per annum, or (ii) the lowest interest rate allowed by federal law in order to avoid interest being imputed to South Col (the "Note Rate").

b. If a Deemed Liquidation Event has not been completed within forty (40) months after the Effective Date, then the Company will owe South Col an additional payment equal to five percent (5%) of the applicable Valuation Hurdle determined in accordance with Section 7.6, which payment shall be made via the delivery by the Company of a promissory note to SouthCol (the "40-Month Note"), which shall be subordinated to all Secured Debt and which will earn interest at the Note Rate.

c. The 30-Month Note and the 40-Month Note, as applicable, will be due and payable upon the closing of the Deemed Liquidation Event immediately after all the Secured Debt is repaid in full prior to any distributions being made to the Members. The 30-Month Note and the 40-Month Note will be treated as the Company's debt for all purposes hereunder as not as equity.

8. Preferred Stock.

8.1 Dividends.

Any dividends paid by the Company, shall be paid pro rata to the holders of Common Stock and Preferred Stock on a *pari passu* basis, and with respect to the Preferred Stock, based on the number of shares of Common Stock issuable upon conversion of all shares of Preferred Stock held by such holders pursuant to Section 8.4.

8.2 Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

8.2.1 Payments to Holders of Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company (an "Actual Liquidation Event") or any Deemed Liquidation Event (as defined below), before any payment may be made to the holders of Common Stock (excluding as provided for herein) by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be paid out of the funds and assets available for distribution to its Members, an amount per share equal to the greater of (a) the Preferred Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 8.4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the Members are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 8.2.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Notwithstanding the foregoing, the holders of Preferred Stock hereby agree that their right to receive any payments in a Deemed Liquidation Event shall be subordinated to the rights of South Col to receive any and all payments it is owed pursuant to Sections 7.6 and 7.7 herein.

8.2.2 Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to South Col pursuant to Section 7.6 and 7.7 hereof and to the holders of shares of Preferred Stock as provided in Section 8.2.1, the remaining funds and assets available for distribution to the Members must be distributed among the holders of shares of Common Stock (taking into account the Incentive Stock Liquidation Hurdle as regards the Incentive Stock), pro rata based on the number of shares of Common Stock held by each such holder.

8.2.3   *Deemed Liquidation Events.*

8.2.3.1   *Definition.*
Each of the following events is a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Company at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation (or similar transaction) in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation (or similar transaction), except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 8.2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged;

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company; or

(c)   a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Members shares of the Company's capital stock representing 50% or more of the outstanding voting power of the Company.

8.2.3.2   *Amount Deemed Paid or Distributed.*
The funds and assets deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer or other disposition described in this Section 8.2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

8.3   *Voting.*

8.3.1   *General.*
On any matter presented to the Members for their action or consideration at any meeting of Members (or by written consent of Members in lieu of meeting), each holder of outstanding shares of Common Stock shall have one vote per share of Common Stock, and each holder of Series Seed Preferred Stock shall have the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes are not permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Operating Agreement, holders of Series Seed Preferred Stock vote together with the holders of Common Stock as a single class on an as-converted basis, have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and are entitled, notwithstanding any provision of this Operating Agreement, to notice of any Member meeting in

accordance with the Bylaws of the Company.   For purposes of clarity, the holders of Series Seed-2 Preferred Stock shall not have any voting rights, except as otherwise required by the LLC Act.

8.3.2   Election of Directors.
The Board of Directors must be comprised of five (5) directors, four (4) of which shall be elected by the affirmative vote of the holders of a majority of the shares of Common Stock and Series Seed Preferred Stock, on an as converted basis, voting together as a single class (the "Common Directors"), and one (1) of which shall be appointed by South Col (the "South Col Director").   One of the Common Directors shall be an independent director (i.e., an individual who at the time of his or her first election as a director is not (i) an employee or Member, (ii) a Family Member or Personal Friend of an employee or Member, or (iv) an employee of a Person Controlled by an employee or Member) (the "Independent Director").

Each committee of the Board of Directors, if any, must include the Independent Director.

8.3.3   Series Seed Preferred Stock Protective Provisions.
At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote or approvals required by law or this Operating Agreement) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in this Agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock, unless necessary to comply with the provisions hereof;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in this Agreement, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or make any Distributions;

(f)   increase or decrease the number of directors of the Company; or

(g)   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8.3.3.

Further, the Company may not, by amendment, alteration or repeal of this Agreement (whether by merger, consolidation, operation of law, or otherwise) or through any Deemed Liquidation Event, or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company and must at all times in good faith assist in the carrying out of all the provisions of this Section 8.3.3 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series Seed Preferred Stock against impairment. Any successor to the Company must agree in writing, as a condition to such succession, to carry out and observe the obligations of the Company hereunder with respect to the Series Seed Preferred Stock.

8.3.4.   South Col Protective Provisions. Notwithstanding anything to the contrary contained in the foregoing, none of the following actions may be taken by the Company without the prior written consent or affirmative vote of South Col for so long as South Col owns any Shares of Incentive Stock in the Company (in addition to any other vote or approvals for such actions that may be required by law or this Operating Agreement):

(a) Admission of new Members of the Company, except in connection with the sale of Series Seed-2 Preferred Stock authorized as of the date hereof;

(b) Entering into any merger, consolidation, or material reorganization of the Company;

(c) Selling all or substantially all of the assets of the Company;

(d) Amending the Company's Certificate of Formation;

(e) Acquiring or commencing any other business not presently conducted by the Company, or making any other material change to the nature of the business of the Company;

(f) Obtaining any loan or any borrowing (expressly excluding trade debt and other obligations that do not arise solely from the borrowing of money) in excess of $200,000 that is not provided for in an annual budget to be approved by the Board, or guarantying, assuming, endorsing or otherwise becoming responsible for the obligations of any other Person (except for trade accounts of the Company arising in the ordinary course of business, which are referred to herein as the "Excepted Obligations");

(g) Mortgaging, pledging or granting any lien on any Company assets, including without limitation the Property, except in connection with any Excepted Obligation;

(h) The confession of a judgment against the Company or the filing of a voluntary petition in bankruptcy;

(i) Dissolution or other termination of the existence of the Company.

(j) Making of any single capital expenditure, or the sale of any asset, in excess of $50,000.00 or making any capital expenditures, or the sale of any assets, in excess of $100,000 in the aggregate (whether in a single transaction or series of related transactions), excluding items contained in the annual budget to be approved by the Board;

(k) Entering into any contract for a term (including options to renew) of more than one (1) year;

(l) Making of any loan or advance on behalf of the Company to any other Person, the endorsement of any note, or acting as an accommodation party or otherwise becoming a surety or guarantor for any other Person;

(m) Determining or paying bonuses or other compensation to be paid or made to any Member or to any officer, Manager or employee who is also a (i) Member, (ii) an immediate family member (i.e., spouse, child, parent or sibling) of a Member or (iii) any entity owned or controlled by a Member;

(n) Changing the Fiscal Year or Partnership Representative of the Company; or

(o) Change the firm of independent certified public accountants to serve as its regular accountants, or make any material change in an accounting principal or practice or its method of application to the accounts of the Company.

8.4   Conversion.
The holders of the Preferred Stock have the following conversion rights (the "Conversion Rights"):

8.4.1   Right to Convert.

8.4.1.1   Conversion Ratio.
Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the appliable Preferred Original Issue Price for such series of Preferred Stock, by the applicable Preferred Conversion Price in effect at the time of conversion.

8.4.1.2   Voting Proxy Upon Conversion of Series Seed-2 Preferred Stock.

(a) Notwithstanding anything to the contrary set forth herein, each holder of Series Seed-2 Preferred Stock hereby, effective upon conversion of any shares of Series Seed-2 Preferred Stock into Common Stock, appoints the President of the Company (the "President"), or his or her successor as President, as such holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution to assign this proxy to any officer, manager or director, to, consistent with this instrument and on behalf of such holder, (i) vote all shares of Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by such holder pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as such holder is an individual, will survive the death, incompetency and disability of such holder and, so long as such holder is an entity, will survive the merger or reorganization of such holder or any other entity holding the Common Stock. The Proxy will terminate upon the closing of a Deemed Liquidation Event. The President is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as such holder's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of such holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of such holder otherwise exist against the Proxy. Each such holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse such holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of such holder or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of such holder and is final, binding and conclusive upon such holder. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of such holder. The Company, members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) Each holder hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Series Seed-2 Preferred Stock held by such holder into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Series Seed-2 Stock or the Common Stock issued upon conversion thereof.

8.4.1.3 **Termination of Conversion Rights.**
Subject to Section 8.4.3.1 in the case of a Contingency Event, a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

8.4.2 **Fractional Shares.**
No fractional shares of Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

Black Point Seafood, LLC - Third Amended and Restated Operating Agreement

8.4.3 Mechanics of Conversion.

8.4.3.1 Notice of Conversion.

To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock must deliver written notice that the holder elects to convert all or any number of the shares of the Preferred Stock and, if applicable, any event on which the conversion is contingent (a "Contingency Event"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of the notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares are deemed to be outstanding of record as of such time. The Company must, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or ownership statement for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Agreement and a certificate or ownership statement for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 8.4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

8.4.3.2 Reservation of Shares.

For the purpose of effecting the conversion of the Preferred Stock, the Company must at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Company must use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as is sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite Member approval of any necessary amendment to this Agreement. Before taking any action that would cause an adjustment reducing the Preferred Conversion Price of any series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Company must take any corporate action that may be necessary so that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Preferred Conversion Price.

8.4.3.3 Effect of Conversion.

All shares of Preferred Stock that have been surrendered for conversion as provided in this Agreement are no longer deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 8.4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted must be retired and cancelled and may not be reissued.

8.4.3.4 No Further Adjustment.

Upon any conversion of shares of Preferred Stock, no adjustment to the Preferred Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

8.4.4 Adjustment for Stock Splits and Combinations.

If the Company at any time or from time to time after the Preferred Original Issue Date for any series of Preferred Stock, effects a subdivision of the outstanding Common Stock, the Preferred Conversion Price for such series of Preferred Stock in effect immediately before that subdivision must be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Company at any time or from time to time after the Preferred Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Preferred Conversion Price for each series of Preferred Stock in effect immediately before the combination must be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series will be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 8.4.5 becomes effective at the close of business on the date the subdivision or combination becomes effective.

8.4.5 ***Adjustment for Certain Dividends and Distributions.***

If the Company at any time or from time to time after the Preferred Original Issue Date with respect to a series of Preferred Stock, makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Preferred Conversion Price for such series of Preferred Stock in effect immediately before the event must be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying the Preferred Conversion Price then in effect for such series of a Preferred Stock, by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Preferred Conversion Price must be recomputed accordingly as of the close of business on such record date and thereafter such Preferred Conversion Price must be adjusted pursuant to this Section 8.4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment may be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of the event.

8.4.6 ***Adjustments for Other Dividends and Distributions.***

If the Company at any time or from time to time after the Preferred Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Company must make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of such series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

8.4.7 ***Adjustment for Reclassification, Exchange and Substitution.***

If at any time or from time to time after the Preferred Original Issue Date for a series of Preferred Stock, the Common Stock issuable upon the conversion of such series or class of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Company, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 8.4.4, 8.4.5, 8.4.6 or 8.4.8 or by Section 8.2.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

8.4.8 ***Adjustment for Merger or Consolidation.***

Subject to the provisions of Section 8.2.3, if any consolidation or merger occurs involving the Company in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 8.4.5, 8.4.6 or 8.4.7), then, following any such consolidation or merger, the Company must provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Company must make appropriate adjustment (as determined in good faith by the Board of Directors) in the application of the provisions in this Section 8.4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 8.4 (including provisions with respect to changes in and other adjustments of the applicable Preferred Conversion Price) are thereafter applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

8.4.9 *Certificate as to Adjustments.*
Upon the occurrence of each adjustment or readjustment of the Preferred Conversion Price of a series of Preferred Stock pursuant to this Section 8.4, the Company at its expense must, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Agreement and furnish to each holder of the applicable Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company must, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Preferred Conversion Price of such Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such Preferred Stock.

8.4.10 *Mandatory Conversion.*

8.4.10.1 *Mandatory Conversion.*
Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Company (a "Qualifying Public Offering") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 8.4.1.1 as the same may be adjusted from time to time in accordance with Section 8.4 and (ii) such shares may not be reissued by the Company.

8.4.10.2 *Mechanism of Conversion.*
All holders of record of shares of Preferred Stock must be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 8.4.10. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. On the Mandatory Conversion Date, all outstanding shares of Preferred Stock are deemed to have been converted into shares of Common Stock, which are deemed to be outstanding of record, and all rights with respect to the Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, other than the rights of the holders thereof to receive payment of any declared but unpaid dividends thereon. As soon as practicable after the Mandatory Conversion Date, the Company must (a) cause to be issued and delivered to each the holder of the Preferred Stock a revised Agreement reflecting the conversion, together with cash in lieu of any fraction of a share and (b) pay an amount of cash as more fully provided in Section 8.4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

8.5 *Redeemed or Otherwise Acquired Shares.*
Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries must be automatically and immediately cancelled and retired and may not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

8.6 *Waiver.*
Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8.7 *Notice of Record Date.*
In the event:

(a)   the Company takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company must send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Company must send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.8   Notices.
Except as otherwise provided herein, any notice required or permitted by the provisions of this Agreement to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Company or given by electronic communication in compliance with the provisions of the Statute and will be deemed sent upon such mailing or electronic transmission.

9.   Capital Accounts; Allocations.

9.1   Maintenance.
Each Member agrees that a single capital account (each a "Capital Account") will be established and maintained for each Member and will be credited, charged and otherwise adjusted as provided in this Section 9 and as required by the Regulations promulgated under Section 704(b) of the Code (the "Section 704(b) of the Treasury Regulations"). The Capital Account of each Member will be:

(a)   credited with (i) each Capital Contribution made by such Member, (ii) such Member's allocable share of Net Profits and (iii) all other items properly credited to the Capital Account of such Member as required by the Section 704(b) Regulations; and

(b)   charged with (i) each distribution made to such Member by the Company, (ii) such Member's allocable share of Net Losses and (iii) all other items properly charged to the Capital Account of such Member as required by the Section 704(b) Regulations.

9.2   Allocation of Net Profits and Net Losses.
Subject to Sections 9.4 and 9.5, items attributable to a Fiscal Year must be determined as though the books of the Company were closed as of the end of such Fiscal Year.

9.2.1   Allocation of Net Profits.
After first giving effect to the Regulatory Allocations in Section 9.4, Net Profits for each Fiscal Year (or applicable portion thereof) must be allocated among the Members so as to reduce, proportionately (based on the amounts that need to be increased), the differences between their respective Target Capital Account Balances and Partially Adjusted Capital Account Balances for such Fiscal Year. No portion of the Net Profits for any Fiscal Year shall be allocated to a Member whose Partially Adjusted Capital Account Balance is greater than or equal to its Target Capital Account Balance for such Fiscal Year.

9.2.2   Allocation of Net Losses.
After first giving effect to the Regulatory Allocations in Section 9.4, Net Losses for each Fiscal Year (or applicable portion thereof) must be allocated among the Members so as to reduce, proportionately (based on the amounts that need to be reduced), the differences between their respective Target Capital Account Balances and Partially Adjusted Capital Account Balances for such Fiscal Year. No portion of the Net Losses

for any Fiscal Year may be allocated to a Member whose Target Capital Account Balance is greater than or equal to such Member's Partially Adjusted Capital Account Balance for such Fiscal Year.

9.3 **Allocations in the Event of Property Distribution.**
If property other than cash is distributed to any Member, such property must be deemed sold at its Fair Market Value immediately prior to its distribution, and any gain or loss resulting from such deemed sale shall be allocated among the Members in accordance with Section 9.2.

9.4 **Regulatory Allocations.**

(a) Notwithstanding any other provision of this Agreement, Net Loss (or items of deduction as computed for book purposes) may not be allocated to a Member to the extent that the Member has or would have, as a result of such allocation, a deficit Adjusted Capital Account. Any Net Loss (or items of deduction as computed for book purposes) which otherwise would be allocated to a Member, but which cannot be allocated to such Member because of the application of the immediately preceding sentence, must instead be allocated to the other Members, in accordance with Section 9.2.2, subject to the limitation imposed by the immediately preceding sentence. Items of Company income and gain shall be specially allocated to the Members in an amount equal to, and in the same proportion and order as, the Net Loss that was allocated to such Members under this Section 9.4(a) in prior tax years.

(b) In order to comply with the "qualified income offset" requirement of the Section 704(b) of the Treasury Regulations, and notwithstanding any other provision of this Agreement to the contrary, except Section 9.4(c), if a Member for any unexpected reason has a deficit Adjusted Capital Account, items of income and gain (consisting of a pro rata portion of the items thereof) must be allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible the deficit Adjusted Capital Account.

(c) In order to comply with the "minimum gain chargeback" requirements of Section 1.704-2(f)(1) and Section 1.704-2(i)(4) of the Treasury Regulations, and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of Company minimum gain (as determined pursuant to Section 1.704-2(d)(1) of the Treasury Regulations) and/or Member nonrecourse debt minimum gain (as determined pursuant to Section 1.704-2(i)(2) of the Treasury Regulations) during a Company taxable year, such Member must be allocated items of income and gain for that year (and if necessary, for other years) as required by and in accordance with Regulations Section 1.704-2(f)(1) and Section 1.704-2(i)(4) before any other allocation is made.

(d) Notwithstanding any other provision of this Agreement, all items of deduction and loss that, pursuant to Regulations Section 1.704-2(i), are attributable to a nonrecourse debt for which a Member (or a Person related to such Member under Section 1.752-4(b) of the Treasury Regulations) bears the economic risk of loss (within the meaning of Section 1.752-2 of the Treasury Regulations), must be allocated to such Member as required by Section 1.704-2(i) of the Treasury Regulations.

(e) After making the other special allocations in this Section 9.4 for the Fiscal Year, and prior to making the allocations of Net Profits and Net Losses in Section 9.2 for such Fiscal Year, the following special allocations must be made:

(i) If the Company has Net Profits for any Fiscal Year (determined prior to giving effect to this Section 9.4(e)) and the balance of any Member's Partially Adjusted Capital Account is greater than the balance of its Target Capital Account, then the Member with such excess balance must be specially allocated items of Company deduction or loss (to the extent available) equal to the difference between its Partially Adjusted Capital Account and its Target Capital Account.

(ii) If the Company has Losses for any Fiscal Year (determined prior to giving effect to this Section 9.4(e)) and the balance of any Member's Partially Adjusted Capital Account is less than the balance of its Target Capital Account, then the Member with such deficit balance must be specially allocated items of Company income or gain for such Fiscal Year (to the extent available) equal to the difference between its Partially Adjusted Capital Account and its Target Capital Account.

(iii)   If the Company has neither Profits nor Losses for any Fiscal Year (determined prior to giving effect to this Section 9.4(e)) and the balance of any Member's Partially Adjusted Capital Account differs from the balance of its Target Capital Account, then the Member with an excess or deficit balance, as the case may be, must be specially allocated items of Company deduction or loss or income or gain, as the case may be, for such Fiscal Year (to the extent such items are available) to eliminate the difference between its Partially Adjusted Capital Account and its Target Capital Account.

9.5   Other Allocation Rules.

(a)   Each separate item of income, deduction, credit, gain and loss of the Company must be allocated among the Members in the same proportion as the portion of the total Net Profits or Net Loss for the period which is credited or charged to the Capital Account of each Member bears to the total Net Profits or Net Loss for such period.

(b)   If the Membership Interests of the Members change during a year, Net Profits or Net Loss for such year must be allocated among the Members on the basis of the computation method that in the reasonable discretion of the Board of Directors is in the best interests of the Company, provided that such method is in conformity with the methods prescribed by Code Section 706 and Section 1.706-1(c)(2)(ii) of the Treasury Regulations. Any transferee of a Membership Interest succeeds to the Capital Account of the transferor Member to the extent it relates to the transferred interest.

(c)   Income, gain, loss and deductions of the Company must, solely for income tax purposes, be allocated among the Members in accordance with Code Section 704(c) so as to take account of any difference between the adjusted basis of the assets of the Company for federal income tax purposes and their respective adjusted book values, and otherwise must be allocated in the same manner as the related book items were otherwise determined by the Members. Any allocations required by Code Section 704(c) must be effectuated using such method described in Section 1.704-3 of the Treasury Regulations, as may be chosen by the Board of Directors. The Company must use the method for allocations described in Section 1.704-3(d) of the Treasury Regulations for the contributed assets.

10.   Distributions.

10.1   Distributions.
Subject to Section **Error! Reference source not found.**, all distributions of Available Cash, whether in connection with an Actual Liquidation Event, a Deemed Liquidation Event or otherwise, must be made in such amounts and at such times as the Board of Directors may determine, in the order of priority set forth in Sections 7.6, 8.1 and 8.2.

10.2   [Reserved]

10.3   Tax Withholding; Withholding Advances.

10.3.1   Tax Withholding. If requested by the Board of Directors, each Member must, if able to do so, deliver to the Board:

(a)   an affidavit in form satisfactory to the Board of Directors that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other applicable law;

(b)   any certificate that the Board of Directors may reasonably request with respect to any such laws; and/or

(c)   any other form or instrument reasonably requested by the Board of Directors relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board of Directors the affidavit described in Section 10.3.1(a), the Board of Directors may withhold amounts from such Member in accordance with Section 10.3.2.

10.3.2   Withholding Advances. The Company is authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 10.3.2 are nonetheless deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board of Directors, must be charged against the Member's Capital Account.

10.3.3   Repayment of Withholding Taxes. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member must, with interest thereon accruing from the date of payment at a rate equal to the Prime Rate on the date of payment plus two percentage points per annum:

(a)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member does not constitute a Capital Contribution, but must credit the Member's Capital Account if the Board of Directors initially charged the amount of the Withholding Advance to the Capital Account); or

(b)   with the consent of the Board of Directors, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount is deemed to have been Distributed to the Member, but which does not further reduce the Member's Capital Account if the Board of Directors initially charged the amount of the Withholding Advance to the Capital Account).

Interest ceases to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

10.3.4   Indemnification. Each Member agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 10.3.4 and the obligations of a Member pursuant to Section 10.3.3 survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Stock. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 10.3, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

10.3.5   Overwithholding. Neither the Company nor the Board of Directors is liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse is to apply for a refund from the appropriate Taxing Authority.

10.4   Offset.
The Company may offset all amounts owing to the Company by a Member against any distribution to be made to such Member.

10.5   Limitation upon Distributions.

(a)   No distribution may be paid if and to the extent that payment thereof is prohibited by the LLC Act.

(b)   No distribution may be made to any Member if it would cause such Member to have either a deficit Adjusted Capital Account, or increase the deficit in such Member's Capital Account.

11.   Member Meetings.

11.1   No Individual Member Management Authority.
The Company must be managed pursuant to the provisions of this Agreement and no Member has any authority to bind or act for or on behalf of the Company other than pursuant to the provisions of this Agreement.

11.2   Powers and Duties Through Member Meetings.

The Members must, acting through meetings of the Members in compliance with this Agreement, elect and dismiss Directors of the Company, take actions required or permitted to be taken by the Members under this Agreement and transact such other business as is referred to the Members by the Board of Directors.

11.3   *Meetings.*
The Company may, but is not required, to hold meetings of its Members, at the principal office of the Company, or at such other place, either within or outside the State of Maine, as they determine by resolution; provided, however, that such other place is not unreasonable or inconvenient to the Members. The Board of Directors may call a special meeting of the Members at any time and must call such meeting at the request of Members holding no less than 10% of the outstanding Stock. The Members must receive at least 5 days' notice of a special meeting. Each notice of a meeting must include an itemized agenda prepared by the Board of Directors. Matters not included on the agenda may not be considered at such meeting, except by the affirmative vote of Members holding at least 3/4th of the outstanding shares of Stock entitled to vote at such meeting.

11.4   *Quorum.*
Except as otherwise required by this Agreement, the presence in person or by proxy of the holders of record of a majority of the outstanding shares of Stock entitled to vote, constitutes a quorum for the transaction of business at such meeting.

11.5   *Voting.*

11.5.1 *Voting Rights.*
On any matter presented to the Members for their action or consideration at any meeting of Members (or by written consent of Members in lieu of meeting), each holder of outstanding shares of Common Stock is entitled to cast one vote for each share of Common Stock held by such holder and each holder of outstanding shares of Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Except as provided by law or by the other provisions of this Agreement, holders of Series Seed Preferred Stock must vote together with the holders of Common Stock, and with the holders of any other series of Preferred Stock the terms of which so provide, as a single class. For purposes of clarity, the holders of Series Seed-2 Preferred Stock shall not have any voting rights, except as otherwise required by the LLC Act.

11.5.2 *General Voting Requirements.*
Except as otherwise required by law, the Company Charter, or this Agreement, the vote of a majority of the total outstanding shares of voting Stock represented in person or by proxy at any Member meeting at which a quorum is present is sufficient for the transaction of any business at such meeting. The Members must cause written minutes to be prepared of all actions taken by the Members and must deliver a copy of those minutes to each Member within 15 days after the meeting.

11.6   *Proxy.*
Any Member may, by written instrument signed by that Member, authorize any other Person or Persons to vote at any such meeting and express such consent or dissent for that Member by proxy. Every proxy must be revocable at the pleasure of the Member executing it.

11.7   *Action Without a Meeting.*
Any action that may be taken by the Members at a meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken (a) is signed by Members having no less than the minimum number of votes that would be necessary to authorize or take such action at a duly noticed and validly held meeting of the Members at which all of the Members entitled to vote, were present and voted and (b) is furnished to the Company to be filed with the minutes of the proceedings of Member meetings. The consent may be contained in one document or in several documents in like form, each signed by one or more of the Members concerned. Such consent has the same force and effect as a unanimous affirmative vote of the Members. The Company must give all Members who did not participate in taking the action written notice of the action not more than 10 days after the taking of the action without a meeting.

11.8   *Telephone Meetings.*
Members may participate in the meetings of the Members by means of a conference telephone call, videoconference call or similar remote communications by means of which all Members who participate in the

meeting can hear each other, and participation in a meeting pursuant to this Section 11.8 constitutes presence in person at that meeting.

11.9   Fixing Record Date.

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or entitled to receive payment of any distribution, or in order to make a determination of Members for any other proper purposes, the Board of Directors may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than 60 days, and, in the case of a meeting of Members, not less than 10 days, prior to the date on which the particular action requiring such determination of Members is to be taken. If no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, or Members entitled to receive payment of a distribution, the date on which the notice of the meeting is mailed or the date on which the resolutions of the Board of Directors declaring such dividend distribution is adopted, as the case may be, is the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination applies to any adjournment thereof, except where the Board of Directors fixes a new record date of the adjourned meeting.

11.10   Waiver of Notice.

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member, whether before, at, or after the time stated therein, is the equivalent to the giving of such notice. A Member's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

12.   Board of Directors.

12.1   Power and Duties.

The Board of Directors of the Company (the "Board of Directors") must manage the business of the Company to the same extent that the board of directors manages the business of a corporation organized under the laws of the State of Maine and may exercise all powers of the Company, subject to the restrictions imposed by this Agreement and applicable law. The Board of Directors must reserve to itself the power to approve transactions that are of a type customarily subject to board approval as a matter of good corporate practice for public companies in the United States of America and may not delegate to any committee of the Board of Directors or to any officers of the Company the authority to conduct business in any manner that would circumvent or deprive any of the Members of the protection of this Agreement.

12.2   Composition.

The Board of Directors must consist of five directors (the "Directors") as long as both Common Stock, Series Seed Preferred Stock and South Col's Incentive Stock are outstanding. The Directors must be elected as provided in Section 8.3.2.

12.3   Resignation or Removal of a Director.

Any Director may resign his or her office at any time by giving written notice to the Board of Directors, the Chairman of the Board of Directors, or the President of the Company. Unless otherwise specified in the notice, the resignation takes effect immediately upon receipt, and the acceptance of the resignation is not necessary to make it effective. Any Director may be removed with or without cause by the requisite holders of Stock entitled to appoint such Director pursuant to Section 8.3.2. Upon the death, resignation or removal of any Director, the Members having the right to elect or appoint such Director pursuant to Section 8.3.2 shall have the right to elect or appoint a replacement Director.

12.4   Meetings.

The Board of Directors may hold meetings, both regular and special, at the principal office of the Company or at such other place, either within or without the State of Maine, as the Board of Directors may determine by resolution; provided, however, that such other place is not unreasonable or inconvenient to the Directors. Regular scheduled meetings of the Board of Directors may be held by not less than five days' notice to each Director at such time and place as may from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman or at the written request of two directors upon not less than five days' notice to each Director. Each Director must be informed in writing not less than three days in advance of any meeting of the agenda or matter to be presented at the meeting. Any Director wishing to place a matter on the agenda for any meeting of the Board of Directors may do so by communicating with the Chairman of the Board of Directors sufficiently in advance of the meeting of the Board of Directors so as to permit timely dissemination to all Directors of information with respect to the agenda items. Attendance of a Director at a meeting of the Board of Directors constitutes a waiver of notice of such meeting and a waiver of all objections to the place and time of the meeting or the manner in which it has been called and convened, except when the Director states any such objection or objections to the transaction of business at the beginning of the meeting.

12.5   Chairperson.

The Board of Directors must elect a chairperson from among the Directors. The chairperson has the power to prepare or direct the preparation of the agenda for, and preside over, meetings of the Board of Directors. The chairperson has no additional or casting vote.

12.6   Quorum.

Except as otherwise required by law, the Company Charter or this Agreement, at all meetings of the Board of Directors a majority of the Directors constitutes a quorum for the transaction of business.

12.7   Voting.

Each Director has one vote. Except as otherwise required by law and except as expressly required by Section 8.3.4 herein, the Company Charter or this Agreement, all decisions by the Board of Directors must be taken by a majority vote of those Directors present at the meeting at which a quorum is present. The Board of Directors must cause written minutes to be prepared of all actions taken by the Board of Directors and must deliver a copy of those minutes to each Director within 15 days after the meeting.

12.8   Action Without a Meeting.

Any action that may be taken by the Board of Directors may be taken without a meeting if a written consent setting forth the action so taken (a) is signed by Directors having no less than the minimum of votes that would be necessary to authorize or take such action at a duly noticed and validly held meeting of the Board of Directors at which all of the Directors were present and voted and (b) is furnished to the Company to be filed with the minutes of the proceedings of Board of Directors meetings. The consent may be contained in one document or in several documents in like form, each signed by one or more of the Directors concerned. Such consent has the same force and effect as a unanimous affirmative vote of the Directors.

12.9   Telephone Meetings.

Directors may participate in the meetings of the Board of Directors by means of a conference telephone call, videoconference call or similar remote communications by means of which all Directors who participate in the meeting can hear each other, and participation in a meeting pursuant to this Section 12.9 constitutes presence in person at that meeting.

12.10   Compensation.

The Directors will not receive any compensation from the Company for their services as directors unless agreed upon by the Members from time to time. At the approval of the Board of Directors, the Company may reimburse each Director for any reasonable costs and expenses incurred in connection with his or her serving on the Board of Directors.

12.11   Actions Requiring Board Action.

The approval of the Board of Directors will be required for:

(a)   all stock option programs as well as issuance of all stock and stock options (approval by a majority of disinterested Directors or a Compensation Committee when established);

(b)   annual budgets, business plans, and financial plans, including those involving employee and officer compensation and hiring arrangements;

(c)   all real estate leases or purchases;

(d)   execution of or entry into obligations or commitments, including capital equipment leases or purchases, having a total value greater than $300,000 and that are outside the most recent business plan or budget approved by the Board of Directors; or

(e)   engaging or terminating the Company's legal counsel or auditor.

13. Officers.

13.1 Officers.
The Parties contemplate that the Company will have a President, Treasurer, Secretary, and such other officers as the Members may deem necessary.

13.2 Powers and Duties.
The officers of the Company will each have such powers and duties as generally pertain to the respective offices of a corporation under the laws of the State of Maine, as well as such other powers and duties as from time to time may be conferred by the Members.

13.3 President.
The President of the Company is the chief executive officer of the Company and must give general supervision and direction to the affairs of the Company, subject to the direction of the Board of Directors. The president is responsible for (i) the implementation of the business plan for the Company; (ii) the efficient and profitable management of the Company in accordance with good business practices in a manner consistent with the Company's business plan; (iii) compliance with all applicable legislation and regulations in all relevant jurisdictions; and (iv) such further roles and management responsibilities as may be delegated by the Board of Directors from time to time. The Board of Directors must appoint the President.

13.4 Vice Presidents.
Each Vice President must perform duties as from time to time may be assigned to such Person by the Board of Directors or the President. The President must appoint each Vice President.

13.5 Treasurer.
The Treasurer of the Company must receive and is responsible for all funds and securities owned or held by the Company and must keep full and accurate accounts of receipts and disbursements in books belonging to the Company and must deposit all monies and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Members. The Treasurer must disburse the funds of the Company as may be authorized by the Members, taking proper vouchers for such disbursements, and must render to the President and the Members, at their regular meetings or when the Members so request, an account of all his or her transactions as Treasurer and of all the financial conditions of the Company. The Board of Directors must appoint the Treasurer.

13.6 Secretary.
The Secretary of the Company must record all the proceedings of the meetings of the Members in a book to be kept for that purpose and has custody of and attest the seal of the Company. The Board of Directors must appoint the Secretary.

13.7 Resignations.
Any officer of the Company may resign at any time by giving notice of such Person's resignation to the Board of Directors or the President. Any such resignation takes effect at the time specified in the notice or, if the time when it will be effective is not specified in the notice, immediately upon its receipt. Unless otherwise specified in the notice, the acceptance of any such resignation is not necessary to make it effective.

13.8 Removal.
Any officer of the Company may be removed, either with or without cause, at any time, by the Board of Directors.

14. Related party Transactions.

No contract or transaction between the Company and one or more Members or Directors, or between the Company and any other corporation, partnership, association, or other organization in which one or more of the Company's Members or Directors are directors, managers or officers, or have a financial interest, is void or voidable solely for this reason, or solely because the Member or Director is present at or participates in the meeting of the Members or Board of Directors that authorizes the contract or transaction, or solely because any such Member's or Director's votes are counted for such purpose, if the material facts as to the Member's or Director's relationship or interest and as to the contract or transaction are disclosed or are known to the Members or Board of Directors, as the case may be, and the Members or Board of Directors in good faith authorizes the contract or transaction by disinterested Members who hold a majority of the Stock held by the disinterested Members or by a majority of the disinterested members of the Board of Directors, as the case may be, even though the disinterested Members or Directors are less than a quorum. Interested Members and Directors may be counted in determining the presence of a quorum at a meeting of the Members or Board of Directors that authorizes the contract or transaction.

15. Liability and Indemnification.

15.1 Liability for Certain Acts.

Each Director and officer must act in a manner he believes in good faith to be in the best interest of the Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances. To the fullest extent permitted under the LLC Act, a Director or officer is not liable to the Company or the Members for any action taken in managing the business or affairs of the Company if he performs the duty of the office in compliance with the standard contained in this Section 15.1. To the fullest extent permitted under the LLC Act, no Director or officer is liable to the Company or to any Member for any action taken in managing the business or affairs of the Company for any loss or damage sustained by the Company or any Member except loss or damage resulting from intentional misconduct, or a transaction from which such Director or officer received a personal benefit in violation or breach of the provisions of this Agreement or the LLC Act.

15.2 Indemnity by the Company.

To the fullest extent permitted under the LLC Act, the Company must indemnify each Director and officer and make advances for expenses to each Director and officer arising from any loss, cost, expense, damage, claim or demand in connection with the Company or such Director's or officer's participation in the management, business and affairs of the Company or such Director's or officer's activities on behalf of the Company unless it shall have been finally adjudicated that such Person (i) did not act in good faith and in a manner that such Person reasonably believed to be in the best interest of the Company, (ii) was either grossly negligent or engaged in willful malfeasance, (iii) breached this Agreement in any material respect or (iv) violated any material law. The indemnification to be provided by the Company under this Agreement must be paid only from the assets of the Company, and no Member has any personal obligation, or any obligation to make any Capital Contribution, with respect thereto. Expenses (including attorneys' fees) incurred in defending any proceeding under this Section 15.2 may, in the sole and absolute discretion of the Board of Directors, be paid by the Company in advance of the final disposition of such proceeding if the Person entitled to indemnification agrees to repay such amount if it is ultimately determined that such Person is not entitled to such indemnification.

15.3 By the Members.

Each Member must defend and indemnify the Company and each other Member against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, all costs and expenses of defense, appeal, and settlement of all suits, actions, and proceedings and all costs of investigation in connection therewith) that may be imposed on, incurred by, or asserted against the Company or any other Member, arising by reason of such Member's breach of this Agreement or such Member's gross negligence or willful misconduct.

15.4 Insurance.

The Board of Directors has the power to purchase and maintain insurance, at the Company's expense, on behalf of the Persons who may be entitled to indemnification under this Section 15. That insurance may cover amounts for which the Company may be liable under this Section 15.

15.5 Not Exclusive.

The indemnification provided by this Section 15 is not deemed to be exclusive of any other rights or remedies to which the indemnified Person may be entitled, whether by agreement or as a matter of law.

16. Provisions Applicable to Transfers of Stock.

16.1 Restrictions.

Notwithstanding anything to the contrary in this Agreement, the Company, in its sole discretion, may prohibit, nullify or void any Transfer of Stock (whether before or immediately after the Transfer) if the Company is of the opinion that such Transfer would:

Black Point Seafood, LLC - Third Amended and Restated Operating Agreement

(a)   have any adverse impact on the Company's compliance with federal or state securities laws;

(b)   result in the Company being classified other than as a partnership for federal income tax purposes, or have other material adverse tax consequences;

(c)   result in the termination of the Company pursuant to Section 708 of the Code;

(d)   result in a breach of any agreement that binds the Company; or

(e)   be to a minor or other Person lacking the capacity to contract.

IN ADDITION TO THE RESTRICTIONS ON THE TRANSFER OF CAPITAL STOCK DESCRIBED IN THIS SECTION *16*, THERE ARE OTHER RESTRICTIONS THAT EFFECTIVELY COULD PREVENT OR SEVERELY HINDER ANY TRANSFER OF CAPITAL STOCK BY THE MEMBERS. SINCE THE SHARES ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, THE MEMBERS WILL NOT BE ABLE TO OFFER OR RESELL THEIR SHARES ABSENT SUCH REGISTRATION OR QUALIFICATION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

16.2   *Effect of Transfer.*
Unless and until a transferee of shares of Stock becomes a Substituted Member (as provided in Section 16.3), the rights associated with the Stock are limited to (a) sharing in the Company's net income and net loss and in the distributions of the Company's assets pursuant to this Agreement and the LLC Act, (b) the inspection rights afforded Members under Section 20.2, and (c) the right afforded Members under Section 20.3 to receive financial statements and other reports. The rights of a transferee who has not become a Substituted Member do not include any right to vote on, consent to or otherwise participate in any decision of the Members.

16.3   *Requirements for Becoming a Substituted Member.*
No transferee of Stock, or successor to the Stock of a Member, will be admitted as a Member (a "Substituted Member") unless such Person:

(a)   elects to become a Substituted Member by delivering a written notice of such election to the Company and a written notice from its transferor consenting to his or her substitution, both of which shall be in form and substance reasonably satisfactory to the Company;

(b)   executes, acknowledges and delivers such instruments and documents as the Company deems necessary or advisable to effect the admission of such Person as a Substituted Member, including, without limitation, an offeree questionnaire, a subscription agreement, and the written acceptance and adoption by such Person of the provisions of this Agreement and any other collateral instruments and documents the Company may reasonably deem necessary or appropriate; and

(c)   if required by the Company, delivers an opinion of counsel satisfactory to the Company that the Transfer is exempt from the registration or qualification requirements of, and is otherwise in compliance with, all applicable federal and state securities laws, and will not cause adverse tax consequences to the Company.

16.4   *Rights of Legal Representatives.*
If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

16.5   *Transfer Warranties.*
On a Transfer of Stock, the following warranties and representations are deemed to have been made by the transferring Member:

(a)   there is no objection, right to acquire, mortgage, charge or other encumbrance or interest over the Stock or any of them in favor of any Person;

(b)   no claim has been made by any Person entitling that Person to any right or interest in the Stock; and

(c)   the transferring Member has full authority and is entitled to sell, transfer or procure the transfer of the full legal and beneficial ownership in the Stock free and clear of any security interest or other restrictions or encumbrance (other than the restrictions set out in this Agreement).

16.6   Fees and Taxes.

All taxes, transfer fees, and legal and other costs incurred by the Company in any transfer of Stock must be borne by the transferor and/or the transferee as agreed to between them.

16.7   Power of Attorney.

If a Member fails or refuses to execute, acknowledge and deliver any instruments, or cause such action to be done, as is required to effectuate the closing of the sale of such Member's Stock in accordance with the provisions of this Agreement, then the Company may execute, acknowledge and deliver such documents for, on behalf of and in the stead of such Member, and such execution, acknowledgment and delivery by the Company will be for all purposes as effective against and binding upon the Member as though such execution, acknowledgement and delivery had been by such Member. Each Member irrevocably constitutes and appoints the Company as such Member's true and lawful attorney in fact, in such Member's name, place and stead, to execute, acknowledge and deliver such transfers and other documents contemplated by this Section 16.7. Each Member, for such Member and such Member's successors and assigns, agrees that the grant of the power of attorney to the Company pursuant to this Section 16.7 is coupled with an interest, is irrevocable and survives such Member's death, termination or legal incompetency, as the case may be, or the assignment of such Member's interest in the Company, or the dissolution of the Company.

17.   Confidentiality.

17.1   Definition Confidential Information.

For purposes of this Agreement, "Confidential Information means (a) all information relating in any manner to the Company or its business (including, but not limited to, financial statements, budgets and projections, customer identities, potential customers, employees, suppliers, servicing methods, equipment, programs, strategies, analyses, profit margins, and other proprietary information), however documented, that has been or may later be (i) provided or shown to a Member or any of the Member's agents, consultants, advisors, lenders, or other representatives ("Representatives") by or on behalf of the Company or its Representatives; or (ii) obtained from review of documents or property of, or communications with, the Company or its Representatives by a Member or such Member's Representatives; and (b) all notes, analyses, compilations, studies, summaries, and other material, however documented, containing or based, in whole or in part, on any information included in clause (a) (collectively, the "Derivative Materials"). The foregoing notwithstanding, "Confidential Information" does not include any information that:

(a)   the Member demonstrates is currently publicly available or becomes publicly available and that such public availability does not result from (1) the misappropriation of such information by the Member or (2) the obtaining of such information either (i) by improper means by the Member or from acts or omissions of another person that the Member knows, or should have reason to know, misappropriated such information or utilized improper means to acquire it or acquired it under circumstances giving rise to a duty to maintain its secrecy or limit its use or (ii) by accident or mistake;

(b)   the Member demonstrates was or becomes available to the Member on a non-confidential basis from a source other than the Company or its Representatives and that such availability does not result (i) from acts or omissions of another person that the Member knows, or should have reason to know, misappropriated such information or utilized improper means to acquire it or acquired it under circumstances giving rise to a duty to maintain its secrecy or limit its use or (ii) by accident or mistake;

(c)   the Member demonstrates was within the Member's possession prior to it being furnished to the Member by or on behalf of the Company;

(d)   the Member demonstrates that it subsequently developed through entirely independent efforts without use of proprietary information of the Company;

(e)   the Company approves for unrestricted release by written authorization; or

(f)   is required to be disclosed by law, except to the extent eligible for special treatment under an appropriate protective order.

Any information that is specific is not deemed to be within the foregoing exceptions merely because it is embraced by more general information in the public domain or in the prior possession of the Member. In addition, any combination of features is not deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the possession of the Member, but only if the combination itself and its principle of operation are in the public domain or in the possession of the Member.

17.2   *Acknowledgement of Confidential Information.*
Each Member recognizes and acknowledges that (a) the information contained in the Confidential Information may be commercially valuable confidential property of the Company, the design and development of which may have involved the expenditure of substantial amounts of money and the use of skilled development experts over a long period of time and which affords the Company a competitive advantage over its competitors; (b) the loss of this competitive advantage due to unauthorized disclosure or use of that information may cause great injury to the Company; and (c) the restrictions imposed upon the Member under this Agreement are necessary to protect the secrecy of the Confidential Information and to prevent the occurrence of such injury.

17.3   *Nondisclosure.*
Each Member must hold all Confidential Information in strict confidence and must not disclose such Confidential Information to any Person, except (i) with the prior written consent of the Company; or (ii) as otherwise expressly permitted by this Section 17.

17.4   *Use Limitation.*
Without the prior written consent of the Company, each Member must, and must use its reasonable best efforts to cause each of such Member's Representatives to, use the Confidential Information only for the purpose of the activities authorized under this Agreement (the "Permitted Use").

17.5   *Security.*
To protect the Confidential Information of the Company, each Member must maintain in relation to such Confidential Information no lesser security measures than those which such Member applies to its own confidential information. To the extent appropriate, security measures must include physical security measures, restrictions on access by unauthorized Representatives, use of confidentiality agreements with Representatives, legending, systematic segregation and selective retention and destruction of sensitive materials.

17.6   *Unauthorized Disclosure or Use.*
Each Member must give prompt notice to the Company of any unauthorized use or disclosure of the Confidential Information and must use commercially reasonable efforts to assist the Company in remedying each unauthorized use or disclosure by the Member. Any assistance does not waive any breach of this Section 17 by a Member, nor does acceptance of the assistance constitute a waiver of any breach of this Section 17.

17.7   *Permitted Disclosees.*
Each Member may disclose Confidential Information to only those of such Member's Representatives who (a) require the Confidential Information for the Permitted Use (but to the extent practicable, only the part that is required); (b) are informed by the Member of the confidential nature of the Confidential Information; and (c) agree to be bound by the obligations of this Section 17. If the Member has complied with this Section 17.7, he has no responsibility for the breach by a Representative of such Member's obligations set forth in this Section 17.

With respect to any Member or any of its Affiliates that is a public company, such Person has the right at any time to make any public filing required to be made pursuant to applicable securities laws, regulations and/or rules of a relevant stock exchange.

17.8   *Compelled Disclosure.*

17.8.1   *Notification, Consultation, and Protective Orders.*
If a Member or any of such Member's Representatives (a "Compelled Representative") is requested or required, in any case by a court or governmental body, to make any disclosure of Confidential Information,

the Member must, to the extent not in violation of the terms of such request, requirement or applicable law, (a) promptly (but in any event no later than 10 days after the Member becomes aware that he is required to make such disclosure) notify the Company in writing; (b) consult with and assist the Company, at the Company's expense, in obtaining an injunction or other appropriate remedy to prevent such disclosure; and (c) use such Member's reasonable best efforts to obtain, at the Company's expense, a protective order or other reliable assurance that confidential treatment will be accorded to any Confidential Information that is disclosed.

17.8.2   Right to Disclose.
Subject to the provisions of Section 17.8.1, the Member or the Compelled Representative may furnish that portion (and only that portion) of the Confidential Information that, in the written opinion of such Member's counsel, the Member or the Compelled Representative is legally compelled or otherwise required to disclose or else stand liable for contempt or suffer other material penalty.

17.9   Return or Destruction of Documents.
All Confidential Information remains the property of the Company, and all documents or other tangible media delivered to a Member or such Member's Representatives that embody any such Confidential Information must be, at the option of the Member or the Representative, either promptly returned to the Company or destroyed, except as otherwise may be required from time to time by applicable law (in which case the use and disclosure of such Confidential Information continues to be subject to this Agreement) upon the request of the Company. At the option of the Member or the Representative, any Derivative Materials must be either promptly returned to the Company or destroyed except as otherwise may be required from time to time by applicable law (in which case the use and disclosure of such Confidential Information continues to be subject to this Agreement) upon the request of the Company. If destroyed, all copies of the Confidential Information and Derivative Materials must be destroyed and, upon the written request of the Company, the Member must provide to the Company written certification of such destruction. The destruction or return of the Confidential Information and Derivative Materials does not relieve the Member of such Member's obligation to treat the Confidential Information or Derivative Materials in the manner required by this Agreement. The foregoing notwithstanding, the Member and the Representatives may retain copies of the Confidential Information and the Derivative Materials to comply with applicable law and any applicable internal document retention, corporate governance and/or insurance policies, provided that any Confidential Information and Derivative Materials so retained shall continue to be kept in accordance with this Section 17.

17.10   Injunctive Relief.
Each Member acknowledges and agrees that because (a) an award of money damages is inadequate for any breach of this Section 17 by the Member, and (b) any breach causes the Company irreparable harm, if there is a breach or threatened breach of this Section 17 by the Member, the Company is entitled to equitable relief, including injunctive relief and specific performance, without proof of actual damages.

17.11   Indemnity.
Each Member must indemnify and defend the Company against all damages, losses, costs, liabilities, and expenses (including reasonable legal fees and the cost of enforcing this indemnity), arising out of or relating to any unauthorized use or disclosure by the Member of the Confidential Information or any other violation of this Section 17.

17.12   Survival.
The covenants and agreements contained in this Section 17 with respect to Confidential Information deemed a trade secret under applicable law continue until the information ceases to be a trade secret under applicable law. The obligations with respect to all other Confidential Information continues for a period of three years after the termination of this Agreement.

18.   Noncompetition; Nonsolicitation.

18.1   Noncompetition.
For as long as the Key Member, a Family Member or an Affiliate holds any Common Stock and for a period of 12 months thereafter, the Key Member may not "Compete," directly or indirectly, with the Company, provided that this restriction does not apply if the Key Member has disclosed to the Company in writing all of the known facts relating to such work or activity and has received a release in writing from the Company to engage in such work or activity. "Compete," as used in this Section 18.1, is deemed to include becoming or being an employee, owner, partner, consultant, agent, Member, director or officer of any entity (other than the

Company or any of its subsidiaries) that is engaged in the business of marketing, distributing o selling on-line direct-to-consumer fresh Maine lobster and seafood, as long as the Company or any company that it controls, directly or indirectly, is engaged (or is actively planning to engage) in any such business. Notwithstanding the foregoing, the following does not constitute competition with the Company:

(a)   ownership of 2% or less of any class of securities of any entity whose securities are publicly traded on a national exchange; or

(b)   an arrangement whereby the Key Member serves as an employee of, partner with, agent of, or consultant for an entity (the "Principal") if all of the following conditions are met: (1) the business described above constitutes less than 5% of the gross sales of the Principal on a consolidated basis; (2) the Principal's stock or the stock of a parent corporation is publicly traded on a national exchange; (3) the Member shows to the satisfaction of the Company that he is working with a division or department not engaged in the business described above and his duties do not require contact with a division or department engaged in the business described above; and (4) prior to the date of such arrangement, he and the Principal execute and deliver to the Company an agreement in form and substance reasonably satisfactory to the Company in which (a) he and the Principal represent that the conditions set forth in clauses (1), (2) and (3) have been satisfied; (b) the Principal agrees not to obtain from him any proprietary information of the Company or to use, retain or disclose any such proprietary information of the Company which he may willfully or inadvertently disclose to the Principal in violation of any agreement between him and the Company; and (c) he reaffirms to the Company all of his obligations with respect to proprietary information contained in this Agreement.

18.2   Nonsolicitation of Customers.
For as long as the Key Member, a Family Member or an Affiliate holds any shares of Stock and for a period of 12 months thereafter, the Member must refrain from, other than as a part of his participation in the Company, soliciting, contacting or making business presentations or proposals to, or helping any other person or entity take such action with respect to, any of the customers of the Company or any of its subsidiaries, including actively sought after prospective customers, with whom the Key Member had "Material Contact" (as hereinafter defined) while he or his Permitted Transferee holds any shares of Stock for purposes of providing products or services that are competitive with those provided by the Company or any of its subsidiaries if the Company or any such subsidiary is also then still engaged in such business. For purposes of the foregoing, "Material Contact" exists between a Key Member and each customer or potential customer (i) with whom the Key Member dealt; (ii) whose dealings with the Company or the subsidiary were coordinated or supervised by the Key Member; (iii) about whom the Key Member obtained confidential information in the ordinary course of business as a result of the Key Member's association with the Company or the subsidiary; or (iv) who receives products or services authorized by the Company or the subsidiary, the sale or provision of which results or resulted in compensation, commission or earnings to the Key Member within two years prior to the date of termination of his participation in the Company.

18.3   Nonsolicitation of Members and Employees.
For as long as a Key Member, a Family Member or an Affiliate holds any shares of Stock and for a period of 12 months thereafter, the Member must refrain from recruiting or attempting to recruit or hire, directly or by assisting others, any Member or employee of the Company or any of its subsidiaries to work for him or a third party. Such assistance includes identifying to any successor employer, persons working for the Company or a subsidiary who have special knowledge regarding the Company's business.

19.   Banking.

The funds of the Company must be kept in a separate account or accounts at Chase Bank or such other banks or federally insured depositories as may be designated by the Board of Directors. All withdrawals from an account must be made on such signature or signatures as may be designated by the Board of Directors from time to time.

20.   Books and Records.

20.1   Fiscal Year.
The Company adopts the calendar year as its fiscal year.

20.2 Books of Account and Records.
At the expense of the Company, the Company must maintain records and accounts of all operations and expenditures of the Company. The records must include the following:

(a)   a current list of the full name and last known address of each Member;

(b)   copies of records to enable a Member to determine the relative voting rights, if any;

(c)   a copy of the Company Charter and all their amendments;

(d)   copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent Fiscal Years;

(e)   copies of the Company's written operating agreement, together with all its amendments; and

(f)   copies of the Company's financial statements for the three most recent Fiscal Years.

The books and records must at all times be maintained at the principal office of the Company and, as required by the LLC Act, must be open to the reasonable inspection and examination of the Members and their duly authorized representatives during reasonable business hours.

20.3 Financial Statements and Other Reports.

20.3.1 Annual Financial Statements.
Subject to the Company's receiving all necessary information from third parties, within 90 days after the end of each Fiscal Year of the Company, the Company shall send to each Person that holds more than 10% of any outstanding class or series of Stock in the Company, a statement of assets, liabilities and Members' capital as of the end of such Fiscal Year and related statements of income or loss and changes in assets, liabilities and Members' capital, all prepared on the same basis used for the computation of adjustments to Capital Accounts. The statements must have been reviewed by a reputable accounting firm.

20.3.2 Quarterly Financial Information.
Subject to the Company's receiving all necessary information from third parties, within 45 days after each of the first three fiscal quarters of the Company in each Fiscal Year, the Company shall send to each Person that holds more than 10% of any outstanding class or series of Stock in the Company on the date of dispatch an unaudited report providing narrative and unaudited summary financial information with respect to the Company.

20.4 Tax Returns.
At the expense of the Company, the Company must prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business.

20.5 Partnership Representative.

20.5.1 Designation.
The "Partnership Representative" of the Company under Code Section 6223(a) (the "Partnership Representative") will be designated by the Members from time to time. For purposes of clarification, the term "partnership representative" also means "tax matters partner" as that term is used in Code Section 6223 for partnership tax years ending on or before December 31, 2017. Mark Murrell is serving as the initial Partnership Representative.

20.5.2 Authority.
The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings. Notwithstanding any other provision herein, in the event that a position directly or indirectly affecting a holder of Series Seed Preferred Stock were to be challenged by one or more tax authorities, the Partnership Representative will provide written notice to such holder, use commercially reasonable efforts to keep such holder apprised of the status of such contest, and obtain the written consent of such holder (such consent not to be unreasonably withheld, conditioned or delayed) prior

to entering into any agreement to settle any claim or extend the statute of limitations with respect to any claim that would have a material adverse effect on such holder.

20.5.3   Member Notification.
The Partnership Representative must give prompt notice to the Members of (i) the receipt by the Partnership Representative of written notice that a federal, state or local taxing authority intends to examine the Company's income tax returns for any year; (ii) receipt by the Partnership Representative of written notice of a final partnership administrative adjustment under Code Section 6223; and (iii) receipt of any request by the Partnership Representative from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to any tax return of the Company.

20.5.4   Tax Returns.
The Partnership Representative must prepare or cause to be prepared all tax returns required of the Company, which returns must be reviewed in advance of filing by a certified public accountant selected by the Partnership Representative. Subject to the Company's receiving all necessary information from third parties, within 90 days after the end of each Fiscal Year of the Company, the Company must send to each Person that was a Member in the Company at any time during the Fiscal Year a K-1 (or similar schedule).

20.5.5   Protecting the Company.
The Partnership Representative must use his reasonable best efforts to do all acts and take whatever steps are required to maximize, in the aggregate, the federal, state and local income tax advantages available to the Company and must defend all tax audits and litigation with respect thereto.

20.5.6   Retention of Professionals.
The Partnership Representative may, if he determines that the retention of accountants or other professions would be in the best interests of the Company, retain such accountants or professionals to assist in any such audits. The Company must defend, indemnify and reimburse the Partnership Representative for all expenses, including legal and accounting fees, claims, liabilities, losses, and damages to the extent borne by the Partnership Representative, incurred in connection with any administrative or judicial proceeding with respect to any audit of the Company's tax returns. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Partnership Representative. Notwithstanding the foregoing, the compensation of any such accountants or other professionals retained by the Partnership Representative, and the reimbursement of the Partnership Representative for all expenses incurred in connection with his role as stipulated in this Section 20.5, are subject to the approval of the Board of Directors.

21.   Dissolution and Termination.

21.1   Dissolving Events.
  "Dissolving Event" refers to any of the following events:

(a)   the decision by the Board of Directors and Members to dissolve and liquidate the Company in compliance with Sections 8.3.3 and 8.3.4 herein;

(b)   the sale of all or substantially all of the assets of the Company;

(a)   a consolidation or merger of the Company in which it is not the resulting or surviving entity;

(b)   the entry of a decree of judicial dissolution; or

(c)   the entry by a court of competent jurisdiction of a final judgment, order or decree for relief of the Company under any insolvency, reorganization, or other debtor relief law and the expiration of the period, if any, allowed by applicable law in which to appeal it.

21.2   Liquidation and Dissolution of the Company.
Upon the happening of a Dissolving Event, the Members must wind up the affairs of the Company and liquidate its assets.

21.2.1   Liquidation Procedure.
The Members must secure an independent appraisal of the fair market value of all assets of the Company (except cash) and must then attempt to sell all such assets of the Company (except cash) at such prices which

are as near as possible to those reflected in the independent appraisal and on such terms as the Members deem to be in their best interest. Any Member is entitled to bid on and purchase any such assets from the Company. During such period, no distributions in kind may be made to the Members unless specifically agreed to by the unanimous approval of the Members. If there remain any cash assets after 6 months after the Dissolving Event resulting in the liquidation, a special meeting of the Members must be called. At such meeting, Members must, by resolution, provide for the manner or manners, which may include, without limitation, distributions in kind to the Members, in which the remaining assets of the Company will be handled to complete the liquidation of the Company. Following the liquidation of all of the assets of the Company, the assets of the Company must be paid out in the following order:

(a)   first to the payment of any debt or liability of the Company, including but not limited to the 30-Month Note and the 40-Month Note, and to any expenses of liquidation in order of priority as provided under the law of the State of Maine;

(b)   then, to the establishment of any reserves deemed necessary by the Board of Directors for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that any such reserves established hereunder must be paid over to a bank to be held in an escrow account in the name of the Company for the benefit of the distributees specified in this Section for purposes of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Board of Directors deems advisable, the balance of such reserves shall be distributed in the manner hereinafter provided in this Section 21.2; and

(c)   then, to the Members as provided in Section 10.1.

21.2.2   Non-Cash Assets.
Every reasonable effort must be made to dispose of the assets of the Company so that distributions may be made to the Members in cash. If at the time of termination of the Company, the Company owns any non-cash assets, such assets, if any, must be distributed in kind to the distributees pursuant to Section 10.1 in lieu of cash proportionately to their right to receive the assets of the Company on an equitable basis reflecting the fair market value of the assets so distributed. The fair market value of those assets must be determined as follows: the Members will first attempt to agree on the fair market value of the assets. If the Members are unable to agree upon the fair market value within 60 days, then the fair market value will be determined by two independent appraisers appointed by the Members. If the discrepancy between the two appraisers is equal to or greater than 10% of the higher appraisal, then, within 10 days after receipt of the last received appraisal, a third appraiser must be selected by the first two appraisers. The third appraiser must choose either of the two appraisals or a value in between those appraisals. If the discrepancy between the appraisals of the two appraisers is less than 10% of the higher appraisal, then the fair market value is the average of the two appraisals. All appraisals must be certified public accountants, investment bankers or other qualified advisors. Each appraiser must deliver a written appraisal with respect to the fair market value of the assets to the Company within 15 days after such appraiser's appointment. Such appraisal is conclusive on the Company and the Members in absence of a manifest error. In the alternative, the distributees may cause the Company to distribute some or all of its non-cash assets to them as tenants-in-common, subject to such terms, covenants and conditions as they adopt.

21.2.3   Deemed Distribution and Recontribution.
Notwithstanding any other provisions of this Section 21, if the Company is liquidated within the meaning of Section I.704-I(b)(2)(ii)(g) of the Treasury Regulations, but no event that would cause liquidation hereunder has occurred, the assets of the Company will not be liquidated. The Company's liabilities will not be paid or discharged and the Company's affairs will not be wound up. Instead, the Company will be deemed to have distributed its assets in kind to the Members, who will be deemed to have assumed and taken the assets subject to all Company liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the Members will be deemed to have recontributed the assets in kind to the Company, which will be deemed to have assumed and taken subject to all such liabilities.

21.2.4   Certificate of Termination.
When all debts, liabilities and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets have been distributed to the Members, a Certificate of Termination must be executed and filed with the Secretary of State of Maine in accordance with the LLC Act.

21.2.5   Return of Contribution Nonrecourse to Other Members.

Each Member must look solely to the assets of the Company, and not to the other Members, for the return of such Member's Capital Contribution.

21.2.6   ***Disposition of Documents and Records.***
The documents and records of the Company must be delivered to the President of the Company upon termination of the Company. The President must retain such documents and records for a period of not less than seven years and must make such documents and records available during normal business hours to each Member for inspection and copying at such Member's cost and expense. If any Member for any reason ceases as provided herein to be a Member at any time prior to the termination of the Company, (the "Withdrawing Member") and the Company is continued without the Withdrawing Member, the other Members (the "Surviving Members") agree that the documents and records of the Company up to the date of the termination of the Withdrawing Member's membership interest in the Company must be maintained by the Company or one of the Surviving Members, or their successors and assigns, for a period of not less than seven years thereafter; provided, however, that if there is a tax examination or audit, or notice thereof, which requires access to those documents and records, they must be retained until the examination or audit is completed and any tax liability finally determined. Those documents and records must be available for inspection, examination and copying by the Withdrawing Member or its representatives upon reasonable notice in the same manner as herein provided during the seven-year period.

21.3   *[Reserved].*

22.   ***Independent Status of Parties.***

Nothing contained in this Agreement may be construed to constitute a Party as agent for any other Party. Except as specifically provided in this Agreement, no Party has the right to bind any other Party, transact business in any other Party's name or on its behalf in any manner or form or to make any promises or representations on behalf of any other Party.

23.   ***Survival.***

The covenants and agreements contained in Sections 17, 18 and 21.2.6 of this Agreement will survive the expiration or termination of this Agreement indefinitely or for such period as is provided in that Section.

24.   ***Assignments and Delegations.***

24.1   ***Assignments.***
No Party may assign any of its rights under this Agreement, voluntarily or involuntarily, whether by merger, consolidation, dissolution, operation of law, or any other manner except in accordance with Section 16.

24.2   ***Delegations.***
No Party may delegate any performance under this Agreement.

24.3   ***Ramifications of Purported Assignments and Delegations.***
Any purported assignment of rights or delegation of performance in violation of this Section 24 is void.

24.4   ***Assignment of all Stock.***
Once a Member has divested itself of all of such Member's Stock in accordance with the terms set forth in this Agreement, he has no further obligations under this Agreement, except for the obligations that by their specific terms survive such termination.

25.   ***Amendments and Waivers.***

25.1   ***Generally.***
Except as otherwise provided in Section 25.2, and notwithstanding any contrary provision of the LLC Act, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by: the Company, South Col, Members holding no less than a majority of the outstanding shares of Common Stock and Members holding no less than a majority of the Common Stock issued or issuable upon conversion of the outstanding shares of Series Seed Preferred Stock. Any amendment or waiver so effected is binding upon

each Member whether or not such Member entered into or approved such amendment or waiver. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term hereunder may not be waived with respect to any Member without the written consent of such Member if such amendment (i) does not apply to all Members of the same class, in the same fashion, (ii) would require additional Capital Contributions by such Member, or (iii) render such Member personally or individually liable for Liabilities of the Company. The Company must give prompt written notice of any amendment or waiver hereunder to any Party hereto that did not consent in writing to such amendment or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, are deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

25.2   Discharge of Duties.
Without limiting the power to amend this Agreement granted by Section 25.1, this Agreement may be amended by the President (a) to effect changes of a ministerial nature that do not adversely affect the rights, duties or obligations of the Members; (b) to conform the terms of this Agreement with any Treasury Regulations, provided that such amendment does not adversely affect the rights or interests of any of the Members; and (c) with respect to the Company's status as a partnership (and not as an association taxable as a corporation) for federal tax purposes, (i) to comply with the requirements of the Treasury Regulations, or (ii) to ensure the continuation of partnership status, provided, however, that, in the opinion of counsel of the Company, such amendment does not adversely affect the rights or interests of any of the Members.

26.   Governing Law.

Regardless of the place of contract, place or performance, or otherwise, this Agreement and all amendments, modifications and supplements to it, and the rights of the Parties under it, must be construed under, and be governed by, the laws of the state of Maine, without giving effect to the principles of law (such as conflicts of law or choice of law rules) that might make the law of some other jurisdiction applicable.

27.   Dispute Resolution.

27.1   Arbitration Agreement.
Except in the event of any litigation or proceeding commenced by any third party, i.e., not a party to this Agreement, against a Party in which another Party is an indispensable party or a potential necessary third party defendant, and except for enforcement of any interim preliminary remedy (to the extent such remedy is sought before the arbitration panel for purposes of this Section 27 is duly appointed and has convened), any dispute or controversy between any of the Parties involving the interpretation, construction or application of any terms of this Agreement, or transactions under it, must be solely and finally settled by arbitration in Portland, Maine, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "Arbitration Rules"). If a disputing Party files a judicial or administrative action asserting claims subject to arbitration, as prescribed in this Agreement, and the other disputing Party successfully stays the action and/or compels arbitration of the claims, the disputing Party filing the action must pay the other disputing Party's costs incurred in seeking the stay and/or compelling arbitration, including reasonable attorneys' fees.

27.2   Procedure for Initiating Arbitration.
Notwithstanding anything to the contrary which may now or hereafter be contained in the Arbitration Rules, the following procedures must apply to all arbitrations under this Section 27:

27.2.1   Demand.
A notice of arbitration must set out a plain statement of the matter that the Party sending the notice (the "Instituting Party") believes to be a breach or is in dispute (the "Demand"). The Demand must include a plain but reasonably detailed, statement of the operative facts upon which the Demand is predicated, (ii) reference the principal provisions of this Agreement that the Instituting Party views as controlling or whose interpretation is in the Instituting Party's view controlling or pertinent, and (iii) have attached copies of all pertinent documents and other things in its possession which the Instituting Party views as having direct bearing on the statement of the operative facts supporting the claim or the remedies sought under the Demand. Either within the Demand or as an attachment to it, the specific remedies sought must be set out in such concrete detail as to enable the arbitrator to endorse it, without any modification or relief, as their award and must include, without limitation, the specific dollar amount of any damages sought, and a detailed statement of the specific terms of any affirmative performance or other remedies sought (the Parties acknowledging that to prevent unauthorized disclosure, whether in an award confirmation procedure or otherwise, any Confidential Information of any Party may be set out in a separate annex or document).

27.2.2 Answer.

The Party receiving the Demand (the "Responding Party") must, within 20 days of receipt of the Demand, provide to the Instituting Party a response (the "Answer"), which must (i) include a plain, but reasonably detailed, statement of the operative facts upon which the Responding Party relies, (ii) reference the principal provisions of this Agreement that the Responding Party views as controlling and whose interpretation is in the Responding Party's view controlling or pertinent and (iii) have attached copies of all pertinent documents and other things (other than those attached to the Demand) then in its possession which the Responding Party views as having direct bearing to support the contentions of the Answer or as having direct bearing on the statement of the operative facts asserted by way of defense or counterclaim or any remedy proposed by the Responding Party. Either within the Answer or as an attachment to it, the Responding Party must provide a specific counter proposal of the concrete remedies sought by the Instituting Party or counter proposal remedy proposed, or any counterclaim being sought, by the Responding Party with the same particularity as is required of the Instituting Party.

27.2.3 Filing with Arbitrator.

The Instituting Party and the Responding Party must file the Demand and the Answer and the attachments with the arbitrator after the arbitrator has been appointed. After the Instituting Party and the Responding Party have presented their positions on the merits to the arbitrator at the final hearing held by the arbitrator, the arbitrator must fix a date by which both Parties may submit to the arbitrator, and serve on one another, proposed final award orders, which the arbitrator may, but does not have to, consider in preparing the arbitrator's own final award. In addition, either Party may, at any time 10 days after the Responding Party files the Answer, serve upon the other and file with the arbitrator an amended proposed remedy, it being the intention of the Parties that the procedure of exchanges of proposed remedies will foster amicable resolution.

27.3 Selection of Arbitrator.

Within 20 days after the Responding Party's receipt of the Instituting Party's Demand, the Instituting Party and the Responding Party must attempt to agree on an arbitrator (who is, in their view, knowledgeable with respect to the issues in dispute) to hear and determine the dispute. If they are unable to do so within the 20-day period, either Party may petition the American Arbitration Association to appoint an arbitrator. The decision of the arbitrator must be in accordance with the provisions of Section 27.7 and must be final, binding, conclusive and nonappealable.

27.4 Arbitration Proceedings.

27.4.1 Place and Time.

Unless otherwise agreed to by the Parties, all arbitration proceedings must be conducted in Portland, Maine, at a place, date and time mutually acceptable to the disputing Parties.

27.4.2 Admission of Evidence.

Strict rules of evidence do not apply in any arbitration proceeding conducted under this Agreement. The disputing Parties may offer such evidence as they desire and the arbitrator may accept such evidence as the arbitrator deems relevant to the issue and accord it such weight as the arbitrator deems appropriate.

27.4.3 Discovery.

The Parties agree that discovery must be limited and must be handled expeditiously. Discovery procedures available in litigation before a court do not apply in arbitration conducted pursuant to this Agreement. However, each disputing Party must produce relevant and non-privileged documents or copies thereof requested by the other disputing Party within the time limits set and to the extent required by order of the arbitrator. All disputes regarding discovery must be promptly resolved by the arbitrator.

27.4.4 Hearings.

The disputing Parties agree to facilitate the arbitration by conducting arbitration hearings to the greatest extent possible on successive, contiguous days.

27.5 Provisional Remedies.

The arbitrator has discretion to issue orders of attachment, temporary restraining orders, and injunctions, and to appoint a receiver. If the arbitrator issues such an order, either disputing Party may immediately apply to a court of competent jurisdiction for enforcement of the order, even though the arbitrator may not have rendered a final award.

27.6   Confidentiality.
The Parties and the arbitrator must treat all aspects of the arbitration proceedings, including, discovery, testimony and other evidence, briefs and the award as strictly confidential.

27.7   Award.

27.7.1 Scope of Remedies.
The arbitrator has the authority to award any remedy or reward that a court in the United States of America could order or grant, including specific performance of any obligation created under this Agreement, the issuance of an injunction or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process.

27.7.2 Opinion.
The arbitration award must be in writing and must specify the factual and legal basis for the award.

27.7.3 Illegality.
If the arbitrator determines that any provision of this Agreement is invalid, the arbitrator must modify this Agreement to reduce the scope, duration or area of the provision, to delete specific words or phrases, or to replace any invalid provision with a provision that is valid and that comes closest to expressing the invalid provision. In the event of such invalidity, the arbitrator must also determine whether this Agreement as so modified materially reduces the rights or materially increases the obligations of a Party as compared with the rights and obligations that the Party would have had if the invalid provision had been valid.

27.7.4 Monetary Award.
Any monetary award of the arbitrator must be made and be payable in US Dollars. Any such monetary award must include interest from the date of any breach or any violation of this Agreement. The arbitrator must fix an appropriate rate of interest from the date of the breach or other violation to the date when the award is paid in full.

27.7.5 Costs.
The arbitrator must determine how the fees and expenses of the arbitration must be borne by the disputing Parties. Those fees and expenses must include all reasonable pre-award expenses of the arbitration, including the arbitrator's fees, administrative fees, travel expenses, out-of-pocket expenses, such as copying and telephone costs, witness fees and attorneys' fees.

27.7.6 Final.
The award of the arbitrator is final and is not subject to appeals by either Party.

27.7.7 Enforcement.
Judgment on the arbitration award may be entered in any court having jurisdiction over the Parties or their assets.

28.   Miscellaneous.

28.1   Notices.

28.1.1 Requirement of a Writing; Permitted Methods of Delivery.
Each Party giving or making any notice, request, demand or other communication (each, a "Notice") pursuant to this Agreement must (i) give the Notice in writing; (ii) cause the Notice to be signed by the Party; and (iii) use one of the following methods of delivery, each of which for purposes of this Agreement is a writing:

(a)   personal delivery;

(b)   registered or certified mail, in each case, return receipt requested and postage prepaid;

(c)   a nationally or internationally recognized overnight courier, with all fees prepaid;

(d)   facsimile; or

(e)   e-mail.

28.1.2   Addressees and Addresses.
Each Party giving a Notice must address the Notice to the appropriate person at the other Party to whom the Notices is addressed (the "Addressee") at the address set forth below or at another address as designated by a Party in a Notice pursuant to this Section 28.1.

(a)   If to a Member other than South Col:

        As set forth on the Company's registry

(b)   If to the Company:

        Black Point Seafood, LLC
        48 Union Wharf, Portland, ME 04101
        Attention: Mark Murrell

        Tel: (207) 402-0171
        Fax: _____
        Email: mark.murrell@gmail.com

(c)   If to South Col:

        11121 Carmel Commons Blvd, Suite 430
        Charlotte, NC 28277
         Email: nick@southcol.co
        Attention: Nicholas Weiksner, Manager

        with a copy to:

        Brody Wilkinson PC
        2507 Post Road
        Southport, CT 06890
        Facsimile: (203) 254-1772
        Email: mklein@brodywilk.com
        Attention: Mark W. Klein

28.1.3   Effectiveness of a Notice.
Except as provided elsewhere in this Agreement, a Notice is effective only if the Party giving the Notice has complied with Sections 28.1.1 and 28.1.2 and if the Addressee has received the Notice. A Notice is deemed to have been received as follows:

(a)   *Personal Delivery, Mail, and Courier.* If a Notice is delivered in person, or sent by registered or certified mail or nationally or internationally recognized overnight courier, upon receipt as indicated by the date on the signed receipt.

(b)   *Facsimile.* If a Notice is sent by facsimile, upon receipt by the Party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number.

(c)   *E-mail.* If a Notice is sent by e-mail, upon receipt by the Party giving the Notice of an acknowledgment or transmission report that the e-mail was delivered to the Addressee's computer.

(d)   *Refusal to Accept Notice.* If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no Notice was given, then upon the rejection, refusal or inability to deliver the Notice.

(e)   *Exceptions.* Despite the other clauses of this Section 28.1.3, if any Notice is received after 5:00 p.m. (i) on a Business Day where the Addressee is located, or (ii) on a day that is not a Business Day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next Business Day where the Addressee is located.

28.2 **Exhibits** The following exhibit is incorporated into this Agreement by this reference:

Exhibit 1   Definitions and Interpretative Guidelines

28.3 **Nonwaiver of Default.**
If a Party fails to strictly enforce the performance of a provision of this Agreement, the failure does not constitute a waiver of that provision at any future time and it does not prevent that Party from insisting on the strict keeping and performance of that provision at a later time.

28.4 **Certification of Non-Foreign Status.**In order to comply with Code Section 1445 and applicable Treasury Regulations, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member must provide to the Company an affidavit stating, under penalties of perjury: (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition authorizes the Board of Directors to withhold 10% of each such Member's pro-rata allocation of the amount realized by the Company on the disposition.

28.5 **Withholding with Respect to Foreign Members.**
The Company will comply with all withholding obligations and requirements imposed under Code Sections 1441, 1445, and 1446 and the corresponding Treasury Regulations and Revenue Procedure 89-31, 1989-1 C.B. 895, as well as other requirements of the Code applicable to foreign persons (within the meaning of Code Sections 1445 or 1446 and the corresponding Regulations). Upon request of the Board of Directors, each Member who is not a foreign Member will, within 10 days of such Member's receipt of a written request of the Board of Directors, deliver to the Board of Directors any certificates, or similar documents, such as those relating to withholding, treaties, or proof of non-foreign status as required under the Treasury Regulations promulgated under Sections 1441, 1445, and 1446 of the Code.

28.6 **Invalidity**
If any provision of this Agreement is held to be invalid by a court of competent jurisdiction or a board of arbitrators, the court or the board of arbitrators making the determination of invalidity must modify this Agreement to reduce the scope, duration or area of the provision, to delete specific words or phrases, or to replace any invalid provision with a provision that is valid and that comes closest to expressing the intention of the invalid provision, and this Agreement is enforceable as so modified. In spite of the foregoing, if the court of competent jurisdiction or the board of arbitrators determines that this Agreement as so modified materially reduces the rights or materially increases the obligations of a Party as compared with the rights and obligations that the Party would have had if the invalid provision had been valid, the adversely affected Party may terminate this Agreement without any liability to the other Parties by giving the other Parties notice to that effect within 30 days after the decision by the court or board of arbitrators.

28.7 **Waiver of Dissenter's Rights.** To the fullest extent permitted by applicable law, each Member hereby waives any right to dissent and/or obtain payment for shares pursuant to the LLC Act, as may be amended, or any other applicable statute or law, in connection with any conversion, merger, reorganization or other corporate act engaged in by the Company.

28.8 **Termination of Earlier Agreements.**
This Agreement replaces and supersedes the Original Amended Agreement and the Limited Liability Company Agreement of September 2, 2016, both of which are no longer in effect.

28.9 **Execution.**
The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. In proving this Agreement, a Party must produce or account only for the executed counterpart of the other Parties.

DEFINITIONS AND INTERPRETATIVE GUIDELINES

1.   *Definitions.*

"30-Month Note" has the meaning assigned to it in Section 7.7.

"40-Month Note" has the meaning assigned to it in Section 7.7.

"Actual Liquidation Event" has the meaning assigned to it in Section 8.2.1.

"Addressee" has the meaning assigned to it in Section 28.1.2.

"Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, and any other applicable period, after giving effect to the following adjustments:

(a)   such Capital Account must be increased by any amounts that such Member is obligated to restore to the Company or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations notwithstanding the provisions of this Agreement to the contrary; and

(b)   such Capital Account must be decreased by the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and must be interpreted and applied consistently therewith.

"Affiliate" means, with respect to the Company or any other specified person or entity, any person or entity directly or indirectly Controlling, Controlled by or under direct or indirect common Control with the Company or such other specified person or entity and does also include, in the case of a specified person who is an individual, any Family Member of such person.

"Agreement" means this Amended and Restated Limited Liability Company Agreement, as amended from time to time.

"Answer" has the meaning assigned to it in Section 27.2.2.

"Arbitration Rules" has the meaning assigned to it in Section 27.1.

"Available Cash" means, at any time, that portion of the Company's cash on hand or any non-cash property, valued at Fair Market Value, that the Board of Directors, in good faith, deems available for distribution to the Members, taking into account (a) the Company's working capital requirements pursuant to its then current business plan and budget, (b) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Company (whether for expense items, capital expenditures, improvements, retirement of indebtedness or otherwise), and (c) the amount of cash that the Board of Directors deems in good faith necessary to establish prudent reserves for the payment of future contingencies, known or unknown, liquidated or unliquidated, including liabilities which may be incurred in litigation or with respect to obligations of indemnification.

"Award Agreements" has the meaning set forth in Section 7.1.

"Board of Directors" has the meaning assigned to it in Section 12.1.

"Business Day" means any day on which commercial banking institutions are generally open for business in Portland, Maine.

"Capital Account" has the meaning assigned to it in Section 9.1.

"Capital Contribution" means the amount of cash and the Fair Market Value (at the date of contribution) of property (net of liabilities secured by such property that the Company is considered to assume under or take subject to Section 752 of the Code) actually contributed by a Member to the capital of the Company.

"Catch-Up Hurdle" has the meaning assigned to it in Section 7.6.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Common Stock" has the meaning assigned to it in Section 4.1.

"Company" has the meaning assigned to it in the Preamble.

"Company Charter" means the Company's Certificate of Formation in effect from time to time.

"Company Subsidiary" means any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the Company.

"Compelled Representative" has the meaning assigned to it in Section 17.8.1.

"Compete" has the meaning assigned to it in Section 18.1.

"Confidential Information" has the meaning assigned to it in Section 17.1.

"Contingency Event" has the meaning assigned to it in Section 8.4.3.1.

"Control" (including with correlative meaning, "Controlling" and "Controlled by") means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies.

"Conversion Rights" has the meaning assigned to it in Section 8.4.

"Conversion Time" has the meaning assigned to it in Section 8.4.3.1.

"Deemed Liquidation Event" has the meaning assigned to it in Section 8.2.3.1.

"Demand" has the meaning assigned to it in Section 27.2.1.

"Depreciation" means, for each Fiscal Year or part thereof, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or part thereof, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes, the depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof shall be an amount which bears the same ratio to such Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected in good faith by the Board of Directors.

"Derivative Materials" has the meaning assigned to it in Section 16.1

"Director" has the meaning assigned to it in Section 12.2.

"Dissolving Event" has the meaning assigned to it in Section 21.1.

"*Distribution*" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following is a Distribution: (a) any redemption or repurchase by the Company or any Member of any shares of Stock; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Stock or otherwise) or any combination (by a reverse split of Stock or otherwise) of any outstanding Stock; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "*Distribute*" when used as a verb has a correlative meaning.

"*Effective Date*" has the meaning assigned to it in the Preamble.

"*Excepted Obligations*" has the meaning assigned to it in Section 8.3.4.

"*Fair Market Value*" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board of Directors based on such factors as the Board of directors, in the exercise of its reasonable business judgment, considers relevant.

"*Family Member*" means, with respect to any individual, such individual's parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them.

"*Fiscal Year*" means the period commencing January 1 in any year and ending on December 31 in that year, except that the first Fiscal Year commences on the date the Company is formed and the last Fiscal Year ends on the date on which the Company is liquidated under Section 20.

"*Gross Asset Value*" shall mean, with respect to any asset of the Company, the adjusted basis of such asset as of the relevant date for federal income tax purposes, except as follows:

(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company is the Fair Market Value of such asset on the date of contribution;

(b)   the Gross Asset Values of all Company assets (including intangible assets such as goodwill) shall be adjusted to equal their respective Fair Market Values as of the following times:

      (i)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* contribution of money or other property to the capital of the Company;

      (ii)   the distribution by the Company to a Member of more than a *de minimis* amount of money or Company property as consideration for its interest in the Company;

      (iii)   the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(g) of the Treasury Regulations; and

      (iv)   the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member;

      provided, however, that in the case of the events described in clauses (i) or (ii), such adjustments are limited to adjustments that the Board of Directors determines in good faith are necessary or appropriate to reflect the relative economic interests of the Members.

(c)   The Gross Asset Value of any asset of the Company distributed to any Member is the gross Fair Market Value of such asset on the date of distribution.

(d)   The Gross Asset Values of all of the assets of the Company must be increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to Section 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Gross Asset Values will not be adjusted pursuant to this subparagraph (d) to the extent the Board of Directors determined that an adjustment pursuant to subparagraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

"Incentive Plan" has the meaning assigned to it in Section 4.1.

"Incentive Stock" has the meaning assigned to it in Section 4.1.

"Incentive Stock Liquidation Hurdle" means an amount set forth in each Award Agreement reflecting the amount per share of Common Stock that would be Distributed to the holders of Common Stock pursuant to Section 8.2, if, immediately prior to the issuance of the relevant new shares of Incentive Stock, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to Section 21.2.1.

"Independent Director" has the meaning assigned to it in Section 8.3.2.

"Instituting Party" has the meaning assigned to it in Section 27.2.1.

"Key Member" refers to any Member and the controlling principal of any Member which is an entity holding more than ten percent (10%) of the outstanding shares of Stock on a converted basis. For the avoidance of doubt, Mark Murrell is a Key Member of the Company.

"LLC Act" means the Maine Limited Liability Company Act. All references to specific provisions of the "LLC Act" are deemed to refer to any corresponding provisions of any succeeding law.

"Mandatory Conversion Date" has the meaning assigned to it in 8.4.10.

"Material Contact" has the meaning assigned to it in Section 18.2.

"Members" refers collectively to each Person who becomes a "Member" pursuant to the terms of this Agreement, but only so long as the Person holds a Capital Stock.

"Net Profits" or "Net Loss" means with respect to each Fiscal Year or other period, an amount equal to the Company's taxable income or tax loss, as the case may be, for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) are included in such taxable income or loss), together with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Loss pursuant to any other provision of this definition must be added to such taxable income or tax loss;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Loss pursuant to this definition must be subtracted from such taxable income or tax loss in the year paid;

(c)   in the event the Gross Asset Value of any Company property is adjusted pursuant to the definition of "Gross Asset Value" above, (i) the amount of such adjustment must be taken into account as a gain or loss on the disposition of such property for purposes of computing Net Profits and Net Loss, and (ii) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there must be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation herein;

(d)   gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes must be computed by reference to the Gross Asset Value less Depreciation of the property disposed of, notwithstanding that the adjusted tax basis of such property may differ from its Gross Asset Value less Depreciation; and

(e)   notwithstanding any other provision of this definition of Net Profits and Net Loss, any items comprising the Company's Net Profits or Net Loss that are specially allocated or that are allocated pursuant to or Section 9.4 may not be taken into account in computing Net Profits or Net Loss.

"Note Rate" has the meaning assigned to it in Section 7.7.

"Notice" has the meaning assigned to it in Section 28.1.1.

"Original Amended Agreement" has the meaning assigned to it in Background Section D.

"Partially Adjusted Capital Account Balance" means, with respect to any Member and any Fiscal Year, the Capital Account of such Member at the beginning of such Fiscal Year, adjusted as set forth in Treasury Regulations Section 1.704-1(b) for all contributions and distributions during such Fiscal Year, and all Regulatory Allocations pursuant to Section 9.4 with respect to such Fiscal Year, but before giving effect to any allocations of Net Profits or Net Losses for such Fiscal Year pursuant to Section 9.2.

"Partnership Representative" has the meaning assigned to it in Section 20.5.1.

"Party" means any of the Company and the Members.

"Permitted Use" has the meaning assigned to it in Section 17.4.

"Person" means any individual, corporation, partnership, limited liability company, trust or other entity.

"Personal Friend"" means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual's business or professional activities.

"Preferred Conversion Price" with respect to any series of Preferred Stock, shall initially equal the Preferred Original Issue Price for the applicable series of Series Seed Preferred Stock, and shall be subject to adjustment as provided in Sections 8.4.4, 8.4.5, 8.4.6 and 8.4.8.

"Preferred Original Issue Date" means, with respect to any series of Preferred Stock, the date on which the first share of such series of Preferred Stock is issued by the Company.

"Preferred Original Issue Price" means $1.00 per share for the Series Seed Preferred Stock and $4.02 per share for the Series Seed 2 Preferred Stock.

"Preferred Stock" means, both the Series Seed Preferred Stock and the Series Seed-2 Preferred Stock.

"Principal" has the meaning assigned to it in Section 18.1(b).

"Regulatory Allocations" refers to the allocations set forth in Section 9.4.

"Representative" has the meaning assigned to it in Section 17.1.

"Requisite Holders" means the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"Responding Party" has the meaning assigned to it in Section 27.2.2.

"Qualifying Public Offering" has the meaning assigned to it in 8.4.10.

"Sale Proceeds" has the meaning assigned to it in Section 7.6.

"Secured Debt" has the meaning assigned to it in Section 7.6.

"Securities Act" has the meaning assigned to it in Section 5.5.

"Series Seed Preferred Stock" has the meaning assigned to it in Section 4.1.

"Series Seed-2 Preferred Stock" has the meaning assigned to it in Section 4.1.

"Service Provider" has the meaning set forth in Section 7.1.

"South Col" has the meaning set forth in Background Section E.

"Stock" refers collectively to the Preferred Stock, Common Stock and Incentive Stock.

"Substituted Member" has the meaning assigned to it in Section 16.3.

"Surviving Member" has the meaning assigned to it in Section 21.2.6.

"Target Capital Account Balance" means, with respect to any Member and any Fiscal Year, an amount (which may be either a positive or a deficit balance) equal to the hypothetical distribution such Member would receive pursuant to the hypothetical distribution described below, minus the Member's share of Company minimum gain determined pursuant to Treasury Regulations Section 1.704-2(g), and minus the Member's share of Member nonrecourse debt minimum gain determined in accordance with Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale hereinafter described. The hypothetical distribution to a Member is equal to the amount that would be received by such Member if all of the Company's assets were sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to each nonrecourse liability or Member nonrecourse debt, to the Gross Asset Value of the assets securing each such liability), and the proceeds were distributed to the Members pursuant to Section 10.1 hereof, all as of the last day of such Fiscal Year.

"Taxing Authority" has the meaning assigned to it in Section 10.3.2.

"Transfer", as a noun, is deemed to include any voluntary or involuntary transfer, sale, pledge, hypothecation or other disposition, and as a verb, is deemed to mean to voluntarily or involuntarily transfer, sale, pledge, hypothecate or otherwise dispose of.

"Treasury Regulations" means the Federal Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Valuation Hurdle" has the meaning assigned to it in Section 7.6.

"Withdrawing Member" has the meaning assigned to it in Section 21.2.6.

"Withholding Advance" has the meaning assigned to it in Section 10.3.2.

2.   *Interpretative Guidelines.*

Generally. Should the provisions of this Agreement require judicial or arbitral interpretation, it is agreed that the judicial or arbitral body interpreting or construing the Agreement may not apply the assumption that the terms must be more strictly construed against one Party by reason of the rule of construction that an instrument is to be construed more strictly against the Party which itself or through its agents prepared the instrument, it being agreed that the agents of all Parties have participated equally in the preparation of this Agreement.

Singular and Plural of Defined Terms. The definitions in this Exhibit apply equally to both the singular and plural of the terms defined.

Gender of Pronouns. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms.

References to Agreement. Words such as "herein," "hereinafter," "hereof," "hereto" and hereunder" refer to this Agreement as a whole unless the context otherwise requires.

References to Sections and Exhibits. All references in this agreement to Sections and Exhibits are deemed to be references to Sections of and Exhibits to this Agreement unless the context otherwise requires.

Captions. The captions or headings of the Sections and other subdivisions of this Agreement are inserted only as a matter of convenience or reference and have no effect on the meaning of the provisions of those Sections or subdivisions.

Recitals. The recitals to this Agreement may not be taken into account in the construction or interpretation of any provision of this Agreement.

Interpretation of "Including." The words "include," "includes," and "including" are deemed to be followed by the phrase "without limitation."

Negative Covenants. Any undertaking in this Agreement not to do any act or thing is deemed to include an undertaking to use commercially reasonable efforts not to permit or suffer the doing of that act or thing, but only to the extent such act or thing is reasonably within a Person's control. Additionally, for the avoidance of doubt, no Person shall be obligated to file a lawsuit or seek any other legal or equitable remedy to fulfil the undertaking contemplated by the preceding sentence.

References to "Day." Any reference in this Agreement to "day" or number of "days" without the explicit qualification of "Business" must be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day and that calendar day is not a Business Day, then the action or notice is deferred until, or may be taken or given, on the next Business Day.

References to Date and Time. Any reference in this Agreement to a date or time is a reference to that date or time in Portland, Maine, unless the contract otherwise requires.

Entirety of Agreement. This Agreement constitutes the final agreement among the Parties. It is the complete and exclusive expression of the Parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements among the Parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, no Party has relied upon any statement, representation, warranty, or agreement of any other Party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

Exhibit G - Testing the Waters Materials





Get Maine Lobster by Black Point Seafood is taking reservations for a possible, upcoming round. Indicate interest today.

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The Freshest Catch Delivered

Get Maine Lobster has a lifetime revenue of over $82.9M, delivering eco-conscious seafood directly to 500K+ consumers across the U.S. Notable current collaborations with celebrity chef Geoffrey Zakarian and established restaurant group, Momofuku.

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.

GET MAINE LOBSTER
UNFORGETTABLE SEAFOO
EXPERIENCES

$0 Reserved

OVERVIEW ABOUT PRESS REWARDS DISCUSSION INVESTING FAQS

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RESERVED	INVESTORS
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REASONS TO INVEST



- Get Maine Lobster boasts a loyal customer base with over $82.9M in lifetime revenue, $12.3M in 2023 revenue, over 16K 5-star reviews, & collaborations with Geoffrey Zakarian and Momofuku, & previously with MasterCard.
- We are targeting the U.S. seafood market, valued at over $11B annually, with a specific focus on the lobster retail market, estimated to be worth approximately $367M.
- [illegible] promoting generations of conservation.



No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Mark Murrell • Founder, CEO, Board Member

Mark Murrell founded GetMaineLobster.com in 2010 to deliver fresh Maine seafood nationwide. Expanding through strategic acquisitions and customer-focused strategies, he's served over 300K customers and is a recognized online business expert.





John Peich • Chief Operating Officer

Operational excellence requires a dynamic combination of improvement techniques, balanced KPIs, change management, governance, and managing performance against financial and operational targets to deliver P&L impacting business results. ...

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Hoyt Harper II • Brand/Marketing Advisor, Board Member

40 years of Travel, Hospitality and Premium Leisure Lifestyle experience. Investor/Advisory in the Food Service industry. 25 years with Starwood Hotels & Resorts serving as Global Brand Leader for The Luxury Collection; Global Brand Leader for ...

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THE PITCH

The Freshest Catch, Delivered

Get Maine Lobster brings the bounty of the Maine coast directly to your doorstep. As named the #1 direct-to-consumer lobster delivery company in the U.S. by Good Housekeeping, we're dedicated to delivering exceptional quality and service. From our succulent deep-water lobsters to our sweet diver scallops and wild-caught swordfish, we ship premium seafood straight from the icy waters of Portland, Maine.



WHY GET MAINE LOBSTER?
Highest Quality Seafood Delivered Dock to Doorstep
Robust Sustainability Practices
Convenience & Elevated Experience
Loved by the Media & Our Customers

We're committed to environmental preservation through our robust sustainability practices that prioritize conserving marine life and the ecosystem. That's why we source our premium seafood from responsible Maine harvesters who share our commitment to environmental sustainability.

But Get Maine Lobster goes beyond just delivery, we aim to create unforgettable seafood experiences through innovating and elevating the customer experience. We offer unique seafood selections, creative recipe inspiration, and how-to videos to transform any gathering into a memorable culinary experience.

THE MARKET & OUR TRACTION

Navigating Success with Notable Traction

The U.S. is one of the largest seafood markets in the world, annually producing approximately $11 billion worth of safe, sustainable, and wholesome seafood.[1] Despite a general 11% decline in U.S. lobster sales in 2023, Get Maine Lobster experienced an 8% increase in its sales. We're focused on the lobster retail market, which has an estimated value of around $367 million. As one of the top lobster delivery companies **recognized by Good Housekeeping**, and **bolstered by successful collaborations with culinary experts like Geoffrey Zakarian and the renowned restaurant group Momofuku**, along with **over 16,000 5-star customer reviews**, Get Maine Lobster is eager to continue its expansion and deliver even more fresh seafood across the U.S.



500K
PEOPLE SERVED
1.2M
CUSTOMER PROFILES
$12M
2022
$12M
2023
NAMED #1
LOBSTER DELIVERY COMPANY BY GOOD



16K+
5-STAR RATINGS

HOUSKEEPING & TKTKTK

$82.9M
LIFETIME REVENUE

COLLABS
WITH GEOFFREY
ZAKARIAN & MOMOFUKU

Proven Traction & Exciting Growth

- Served over 500,000 happy customers
- **Lifetime gross revenue of $82.9 million**
- Secured $260,000 in seed funding through Reg CF via SeedInvest in 2018
- A loyal customer base with 16,000+ 5-star ratings
- **Crowned the #1 direct-to-consumer lobster delivery company in the U.S. by Good Housekeeping**
- Notable collaborations with **culinary star Geoffrey Zakarian** and **established culinary brand Momofuku**
- Previous and current partnerships with industry giants like WW, WHOLE30, Perry's Steakhouse & Grille, Mastercard, Arctic, and more.

Simply RECIPES
BEST LOBSTER DELIVERY SERVICES

TODAY
MAINE RESPONDS TO CLIMATE CHANGE WITH LOBSTER FISHING STANDARDS

yahoo!finance
"WE GREW ABOUT 600% IN 2020": GET MAINE LOBSTER CEO & FOUNDER MARK MURRELL

FOOD&WINE
THIS LOBSTER KIT COSTS $1000 (WITH SOME ASSEMBLY REQUIRED)

Robb Report
THE 9 BEST PLACES TO ORDER A DECADENT LOBSTER FEAST FOR THE HOLIDAYS

Strong Brand & Loyal Community

- 3.3 million unique website visitors over the last 12 months
- 611,000 engaged email subscribers
- 35% customer return rate
- Over 8 billion media impressions since 2020
- $200 average order value, demonstrating our premium product appeal

THE OPPORTUNITY

Culinary Seafood Adventures From Coast to Table

At Get Maine Lobster, we believe in celebrating the diverse bounty of Maine's storied seafaring heritage. That's why we create modern culinary adventures that bring the allure of the ocean right to your door. We know that the freshest seafood deserves to be much more than a meal, it should be an experience. We're passionate about creating memorable gatherings with exceptional food. Think families, friend groups, and anyone who loves to host.





GET MAINE LOBSTER: SUBSCRIPTION BOXES
SUSTAINABLE SEAFOOD, DELIVERED

1. Subscribe to a GML Box

2. Sit back and get your taste buds ready for your feast

3. Your selected subscription will be delivered right to your doorstep every month for 3 months

AS A SUBSCRIBER, YOU GET WICKED COOL BENEFITS BEYOND THE BOX, INCLUDING:

1. Access to private sales & limited-edition culinary experiences
2. Exclusive recipes & virtual cooking demonstrations
3. First dibs on our best promotions & surprise perks!



From meaty, deep-water Maine lobsters to sweet diver scallops and wild-caught swordfish, we ship them all with the tools of the trade and personal touches that turn eating into an event. Our sustainably sourced Maine lobster and premium seasonal selections provide an unrivaled culinary experience you'll look forward to each month. Our subscription boxes include lobster in its various delicious forms that are expertly flash-frozen; arriving ready to thaw, prep, and enjoy.

Plus, according to the 2023 NeilsenIQ Consumer Report, 37% of consumers are spending less on "Out of Home" dining and eating, with 42% of consumers spending more on grocery and household items. That's where Get Maine Lobster comes in.

Sustainable From Sea to Table

We cater to the eco-conscious consumer, which is why we prioritize eco-friendly practices throughout our supply chain. We source our lobsters from a fishery renowned for its commitment to sustainability. Here's how Maine's lobster fishery sets the standard:



DOCK TO DOORSTEP

THE MAINE LOBSTER COUNCIL ENSURES THE HEALTH OF THE LOBSTER RESOURCE, INCLUDING:

- **Tail Notching**
  (To identify and protect egg-bearing female lobsters from harvest)
- **Minimum Size Limit**
- **Maximum Size Limit**
- **Apprentice Program**
- **Trap Limits**
- **Harvest Method**

- **Generations of Conservation** – For over a century, Maine lobstermen have employed practices like returning egg-bearing females and using size limits to protect both young and breeding stock.
- **Minimal Environmental Impact** – Unlike some methods, Maine lobsters are harvested trap-by-trap, minimizing disruption to the seabed. Biodegradable trap components further reduce environmental footprint.

- **Focus on the Future** – Apprenticeship programs ensure new generations of lobstermen understand and adhere to sustainable practices.

By partnering with these responsible harvesters, Get Maine Lobster delivers what we believe to be the freshest, most delicious seafood while safeguarding the future of the Maine lobster industry and its surrounding ecosystem.

WHY INVEST

Redefining Premium Seafood For A Sustainable Future


THE FRESHEST CATCH DELIVERED
Become a part of the future of exceptional, sustainable seafood experiences delivered straight to your table.

At Get Maine Lobster, we want to redefine the way people enjoy premium seafood, with a focus on sustainability, convenience, and creating unforgettable experiences. With **strong partnerships**, **over $82 million in lifetime revenue**, and **a booming $11 billion seafood industry**, we want to continue serving our 500,000 happy customers and expand to deliver more delicious and sustainable seafood across the country.

In Q4, we plan to deploy our ready-to-heat gourmet products, perfectly tailored for smaller households. This exciting launch aligns with the rapidly growing trend in the grocery market for convenient, delicious, and high-quality meals.

Join Get Maine Lobster and help us continue to thrive and redefine the way people enjoy premium seafood.

Invest in Freshness, invest in Get Maine Lobster.

ABOUT

HEADQUARTERS
48 Union Wharf
Portland, ME 04101

WEBSITE
View Site

Get Maine Lobster has a lifetime revenue of over $82.9M, delivering eco-conscious seafood directly to 500K+ consumers across the U.S. Notable current collaborations with celebrity chef Geoffrey Zakarian and established restaurant group, Momofuku.

PRESS

food world news

Is Momofuku's Make-At-Home Sichuan Chili Butter Lobster Tail Summer's Biggest Splash?

View Article

Yahoo!

Momofuku's Sichuan Chili Butter Lobster Tail Collab Is Just In Time For Summer

View Article



FoodSided

Get Maine Lobster and Momofuku Elevate Classic Lobster Dishes

View Article



Good Housekeeping

9 Best Seafood Delivery Services For the Freshest Catch

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Get Maine Lobster by Black Point Seafood.

$249

Testing the Waters Reservations Page Bonus

All Reservation Holders in the StartEngine Reservations Page will receive 10% bonus units.

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Email

Subject Line: Fancy a Slice of Our Lobster Empire? Reserve Your Spot Now!

For as little as $249 you can show your interest in become a potential investor and earn a 10% bonus in shares.

You are receiving this email message because you have experienced first hand what we do. We have experienced some incredible growth since our last successful raise in which customers like you took a chance on us.

We are geared up for another growth spurt and we are inviting you along for the ride.

JOIN US AND SHOW YOUR INTEREST NOW >

We have partnered with Start Engine, a trusted platform that makes it easy for people to invest in the brands they love.

Recently, we have been making some big moves and getting noticed for it;
- Partnership with David Chang's Momofuku brand, as seen in the New York Times and more.
- Partnership with Geoffrey Zakarian and QVC; and
- Partnership with Gary Vatnerchuk's VeeFriends

With over 16K five-star ratings, we are excited to launch our expansion plan with you. We are already off to an amazing start.

READY TO JOIN US? SHOW YOUR INTEREST NOW >



GET MAINE LOBSTER .COM
DOCK 2 DOORSTEP

SHOW YOUR INTEREST
And be a part of creating unforgettable moments.

Hello Mark,

We are thrilled to invite you, one of our most valued customers, to join us in a unique opportunity to reserve units in the future of Get Maine Lobster. Your loyalty and passion for our products have been pivotal to our success, and now you can be a part of our growth story.

In 2018, we embarked on a crowdfunding journey and invited customers like you to join us as owners. After a successful round, we grew 600% in 2020. Since then, we have been able to retain that growth.

Today, I am very excited to invite you to be a part of our next stage of growth. We are currently gathering interest in our Testing the Waters Reservations Page on StartEngine, and those who reserve, will receive a 10% bonus in membership units.

SHOW YOUR INTEREST

It's like having a Michelin-starred meal in the comfort of your own home."

-- FOOD WORLD NEWS



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.